AGORA SA

File No.: 82 – 4941

RECD S.E.C.
DEC 2 0 2002
1086

02069107

Warsaw, December 17th, 2002

United States
Securities and Exchange Commission
Washington D.C. 20549

Submission under Rule 12g3-2b exemption

Issuer: Agora SA
File No.: 82 – 4941

Enclosed, please find the Company's announcements released between September 18, 2002 and December 17, 2002.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Sincerely,

Katarzyna Galant
Corporate Affairs Specialist

Phone: + 48 22 555 60 17
Fax: + 48 22 840 00 67

dlw 1/24

File No.: 82 – 4941

The Company's Announcement released on September 18, 2002:

Annex to the Agreement Requiring the Sale of AMS Shares

Reference is made to the report of June 18, 2002 and report of September 3, 2002 relating to the execution and performance by Agora SA, with its registered seat in Warsaw ("Agora") of an Agreement dated June 17, 2002 Requiring the Sale of Shares (the "Agreement") of Art Marketing Syndicate S.A. ("AMS" or the "Company") made with Pawe³ Rozwadowski and six other natural persons (the "Sellers") and BB Investment Sp. z o.o., with its registered seat in Poznañ. The Management Board of Agora now informs that on September 17, 2002 the parties signed an Annex No. 1 to the Agreement (the "Annex").

The Annex amends material terms of the Agreement and establishes certain additional obligations of BB Investment Sp. z o.o. and of the Sellers towards AMS.

The amendments relate to the terms of Agreement regulating the admissible threshold for the change in value of consolidated assets of the AMS Group in the period between execution of the Agreement and September 2002. The threshold was increased by PLN 24,000,000. Simultaneously, BB Investment Sp. z o.o. agreed to pay to the Company PLN 14,000,000 on or before December 16, 2002 and PLN 10,000,000 on or before March 14, 2003 to compensate for the change in value of the consolidated assets. They payment of the above referenced amounts shall be secured by irrevocable bank guarantees, payable on first demand of AMS.

Furthermore, the Annex regulates the issues relating to the settlement of receivables of AMS and its wholly owned subsidiary Adpol Sp. z o.o. with its seat in Warsaw due thereto from BB Investments Sp. z o.o. and the companies from its capital group. According to the Annex, BB Investment Sp. z o.o. agreed to either pay PLN 3,358,757.98, a receivable of AMS and Adpol Sp. z o.o. due thereto from BB Investment and the companies from its capital group, or procure that the respective companies from its group pay the above amount no later than December 16, 2002. The above liabilities have been secured by blank promissory notes issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as promissory note guarantors.

BB Investment Sp. z o.o. agreed further to enter into and on the date of execution of the Annex did enter into two assignment of receivables agreements with AMS on the basis of which the Company assigned to BB Investment Sp. z o.o. certain receivables for a total price of PLN 8,128,975.66. The price shall be paid on or before March 14, 2003 and it shall be secured by BB Investment Sp. z o.o. by irrevocable bank guarantees payable on first demand of AMS.

Moreover, BB Investment Sp. z o.o. agreed to enter into and on the date of execution of the Annex did enter into an advertising services agreement pursuant to which AMS provides the use of certain billboards and citylights for the presentation of advertisements of BB Investment Sp. z o.o. or of entities designated thereby. The fee due to AMS for the services rendered between November 1, 2002 and February 28, 2003 shall amount to PLN 7,871,024.34 net and shall be payable in instalments, provided that the last instalment shall be

paid on or before March 14, 2003. The payment of the net amount of the fee shall be secured by BB Investment Sp. z o.o. by irrevocable bank guarantees, payable on first demand. Payment of the VAT due on the AMS fee has been secured by a blank promissory note issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as the promissory note guarantors.

Due to the adverse change in AMS' financial standing the parties agreed to modify certain terms of the Agreement relating to the announcement and execution of the public tender for AMS shares. The parties resolved that the price offered in the public tender shall be PLN 44.00 per share. Agora is obliged to announce the public tender no later than within three days after receipt of certain documents from AMS, the failure of delivery of which constitutes a terminating conditions under the Annex, as described in more detail below. The public tender, however, will not be announced earlier than within two business days from the date on which the average market price of the AMS shares in the last six months is not greater than PLN 44.00.

The Annex shall terminate if by September 19, 2002 AMS does not receive all of the above referenced promissory notes and bank guarantees which secure AMS' receivables referred to in the Annex. If any of the above referenced terminating conditions is satisfied, Agora's obligation to execute the public tender will expire.

The terms of the Annex extend Agora's rights to withdraw from the Agreement and the Annex to include the following events: (i) on or before April 30, 2003 – in the event that the obligations resulting from the Annex are not performed by the Sellers, BB Investment Sp. z o.o. or entities designated thereby, including without limitation in case of any delay in payment for more than 30 days or in any other cases of failure to perform or improper performance of the Annex by the Sellers, BB Investment Sp. z o.o. or, depending on the circumstances, by another entity designated by BB Investment Sp. z o.o., and establishment that such event occurred by Agora; (ii) in the event that the Sellers, BB Investment Sp. z o.o. or entities designated thereby institute a claim for reimbursement of any of the payments due to AMS or Adpol Sp. z o.o. as referred to in the Annex; (iii) on or before September 30, 2002 – if, although AMS receives all the bank guarantees and promissory notes and all the required agreements are made on or before September 26, 2002, the average market price of AMS shares in the last six months is greater than PLN 44; (iv) on or before September 30, 2002 – in the event that the bank guarantees and promissory notes are delivered and the required agreements are made after September 26, 2002.

Should 100% of AMS shares be acquired, the price of purchase of such shares by Agora will amount to PLN 165,512,468 and the average price of purchase of one AMS share shall be PLN 39.25.

The value of the Agreement, including the Annex, is greater than 10% of Agora's equity.

File No.: 82 – 4941

The Company's Announcement released on September 19, 2002:

With reference to current report No. 33/2002 dated September 18, 2002 and the report concerning the execution by Agora SA, with its seat in Warsaw ("Agora"), of an annex (the "Annex") to the Agreement Obligating to Sell Shares in Art Marketing Syndicate SA ("AMS"), concluded with Pawe³ Rozwadowski, six other individuals and BB Investment Sp. z o.o., with its seat in Poznañ, on June 17, 2002, Agora's Management Board informs that on September 18, 2002 AMS notified Agora about the delivery to AMS of certain promissory notes and bank guarantees as specified in the Annex.

AMS receiving the said promissory notes and bank guarantees means the fulfillment of the last few conditions, the non-fulfillment of which could cause the termination of the Annex and the expiration of Agora's obligation to announce a public tender to subscribe for the shares in AMS. In view of the above, Agora is obliged under the Annex to announce the said tender within three business days from the date on which AMS is delivered the promissory notes and bank guarantees, but no earlier than within two business days from the day on which the average market price of AMS shares from the last six months does not exceed PLN 44.

The Company's Announcement released on September 20, 2002:

The Management Board of Agora SA informs that non-consolidated interim report for 2002 will be released on September 30, 2002.

The schedule of the release dates of the remaining financial reports announced on December 5, 2002 remains unchanged.

File No.: 82 – 4941

The Company's Announcement released on September 20, 2002:

Announcement of the Public Tender for AMS shares

The Management Board of Agora S.A., with its registered seat in Warsaw ("Agora" or the "Company") hereby informs you about announcing, on September 20, 2002, the Public Tender to subscribe for the shares in Art Marketing Syndicate SA ("AMS") at the price of 44 PLN per share. The subscription for the shares will commence on September 27, 2002 and end on October 7, 2002.

The aim of announcing the Public Tender is the purchase by Agora of 3,515,647 of the AMS shares that constitute 83.37% of the share capital and entitle Agora to exercise 3,515,647 voting rights at the AMS general meeting of shareholders (70.08% of total number of votes at the AMS general meeting of shareholders). In the event that all investors holding AMS shares respond to the Public Tender announced by Agora, the Company will hold 100% of the AMS share capital and 100% of votes at the AMS general meeting of shareholders.

The announcement of the Public Tender by Agora constitutes the final phase of the implementation of the Agreement Obligating to Sell AMS Shares that Agora, BB Investment Sp. z o.o., with the seat in Poznan, Pawel Rozwadowski and six other natural persons entered into on June 17, 2002 (followed by an Annex No. 1 dated September 17, 2002). The aim of the Agreement is to enable Agora to purchase the majority interest in AMS. AMS was also a party that entered into the above-mentioned Annex to the Agreement.

Detailed information on entering into the above-mentioned Agreement and signing the Annex No. 1 as well as the satisfaction of particular conditions stipulated in these documents was publicly announced in current reports released on June 18, Aug. 8, Aug. 27, Aug. 30, Sep. 3, Sep. 18 and Sep 19, 2002.

Enclosed, please find the contents of the Public Tender filed on September 20, 2002 with the Securities and Exchange Commission and the Warsaw Stock Exchange.

NOTICE TO TENDER SHARES OF

ART MARKETING SYNDICATE SPOLKA AKCYJNA

WITH ITS REGISTERED SEAT IN POZNAN

pursuant to Article 151, section 1 of the Act of 21 August 1997 – Law on Public Trading in Securities (amended and restated: Dz. U. 2002, No. 49, item 447, as amended), hereinafter the „**Tender Offer**".

1. Designation of the shares subject to tender offer, class and issuer thereof

The object of the Tender Offer are ordinary bearer shares admitted to public trading and listed on the main market of the Warsaw Stock Exchange ("WSE") of PLN 2.00 nominal value each (hereinafter the "Shares") of Art Marketing Syndicate Spolka Akcyjna with its registered seat in Poznan, address: 61-139 Poznan, ul. Jana Pawla II 14, a joint stock company registered in the register of entrepreneurs kept by the District Court for the city of Poznan, XXI Commercial Division of the National Court Register, under number 0000079299 (hereinafter the „Company"). The shares are designated with a securities code PLAMS0000031.

2. Name, registered seat and address of the offeror

Agora SA with its registered seat in Warsaw, ul. Czerska 8/10, 00-732 Warsaw (hereinafter the „Offeror").

3. Business name, registered seat and the address of the entity acquiring the Shares

The entity acquiring shares is the Offeror, i.e. Agora SA with its registered seat in Warsaw, ul. Czerska 8/10, 00-732 Warsaw.

4. Business name, registered seat, address as well as telephone and facsimile numbers and e-mail address of the intermediary broker

Credit Suisse First Boston (Polska) S.A. with its registered seat in Warsaw, Al. Jerozolimskie 81, 02-001 Warsaw, telephone: (22) 695 00 50, facsimile: (22) 695 00 55, e-mail: michal.szwarc@csfb.com (hereinafter the „Intermediary Broker").

5. Number of shares which the acquiring entity intends to purchase in result of the tender offer and the number of votes corresponding thereto

Subject to section 6 below, the Offeror intends to purchase in result of the Tender Offer 3,515,647 (say: three million five hundred fifteen thousand and six hundred forty seven) Shares which authorise to exercise 3,515,647 (say: three million five hundred fifteen thousand and six hundred forty seven) votes at the Company's General Meeting, and which constitute 70.08 percent of the overall number of votes at the Company's General Meeting.

6. The minimum number of tendered shares upon subscription for which the acquiring entity covenants to purchase such shares, provided that such condition has been stipulated

The Offeror covenants to purchase the Shares subject to the Tender Offer, if, throughout the time allowed for acceptance of tenders to sell the Shares under the Tender Offer, at least 1,956,639 (say: one million nine hundred fifty six thousand and six hundred thirty nine) Shares are tendered. In the event that less than 1,956,639 (say: one million nine hundred fifty six thousand and six hundred thirty nine) Shares are tendered in response to the Tender Offer, the Offeror, on the working day following the date of completion of acceptance of subscriptions, will decide either to proceed with the purchase

or to abandon the purchase of such Shares and will immediately advise the Securities and Exchange Commission, the WSE and the Polish Press Agency of such decision.

7. Number of shares which the entity acquiring shares intends to purchase in result of the tender offer and the number of votes corresponding thereto

Subject to section 6 above, the Offeror intends to acquire, in result of the Tender Offer, 4,216,867 (say: four million two hundred sixteen thousand and eight hundred sixty seven) shares of the Company which authorise to exercise 5,016,967 (say: five million sixteen thousand nine hundred sixty seven) votes at the Company's General Meeting and constitute 100% of the overall number of votes at the Company's General Meeting.

8. What will be the proportions of shares bought by each of the entities acquiring shares, provided that the shares are to be acquired by more than one entity

All the Shares subject to the Tender Offer are to be acquired by a single entity, i.e. the Offeror.

9. Price of purchase of the shares subject to the Tender Offer

The price for which the Offeror agrees to purchase the Shares amounts to PLN 44.00 (say: forty four zlotys) per Share.

10. The price which, according to Article 155 of the law, cannot be lower than the price defined in section 9, including the grounds for establishing such price

The price which cannot be lower than the one defined in section 9 of the Tender Offer shall be PLN 43.54 (say: forty three zlotys and fifty four). The price was calculated at the arithmetic average of the listings throughout the last six months prior to the date of announcement of the Tender, as provided in Article 155.1.1) of the Law on Public Trading in Securities. The closing listings announced at the WSE were used for the calculation of the average, with the exception of trading days when there were no transactions on the Company' shares, when the closing listing from the previous day was used.

11. Time of the tender offer, including the dates for accepting subscriptions for shares subject to the tender offer, including information whether and on what terms the time for accepting subscriptions may be shortened

The date on which the Tender Offer will be announced shall be 20 September, 2002. The acceptance of subscriptions for the Shares shall commence on 27 September, 2002 and end on 7 October, 2002 and subscriptions shall be accepted on business days. It is not planned to shorten the time for acceptance of subscriptions.

12. The parent company of the offeror

Not applicable, because the offeror is not a subsidiary of any entity.

13. The parent company of the entity acquiring the shares

Not applicable, because the entity acquiring the Shares is the Offeror and the Offeror is not a subsidiary of any entity.

14. Number of shares and the number of votes corresponding thereto currently held by the offeror and its parent company and subsidiaries

Currently, the Offeror holds the following shares of the Company:

a) 200,025 (say: two hundred thousand and twenty five) registered preference Series A shares which are not admitted to public trading and which authorise to exercise 1,000,125 (say: one million and one hundred twenty five) votes at the General Meeting of the Company; and

b) 501,195 (say: five hundred and one thousand one hundred ninety five) bearer shares admitted to public trading, and authorising to exercise 501,195 (say: five hundred and one thousand one hundred ninety five) votes at the General Meeting of the Company.

The Offeror has a total of 701,220 (say: seven hundred and one thousand two hundred twenty) shares authorising to exercise 1,501,320 (say: one million five hundred and one thousand three hundred twenty) votes which constitute 29.92% of the overall number of votes at the Company's general meeting.

15. Number of shares and the number of votes corresponding thereto which the offeror intends to acquire with its parent company and subsidiaries in result of the tender offer

Subject to section 6 above, in result of the Tender Offer, the Offeror intends to directly acquire 4,216,867 (say: four million two hundred sixteen thousand eight hundred sixty seven) Shares which authorise to exercise 5,016,967 (say: five million sixteen thousand nine hundred sixty seven) votes at the Company's General Meeting and constitute 100% of the overall number of votes at the Company's General Meeting.

16. Number of shares and the number of votes corresponding thereto which the entity acquiring the shares holds jointly with the parent company and subsidiaries thereof

As the entity acquiring the Shares is the Offeror only, the required information has been provided in section 14 above.

17. Number of shares and the number of votes corresponding thereto which the entity acquiring shares intends to acquire with its parent company and subsidiaries in result of the tender offer

As the sole entity acquiring the Shares is the Offeror, the required information has been provided in section 15 above.

18. Type of relations between the offeror and the entity acquiring the shares.

Not applicable, since the Offeror is the sole entity acquiring the Shares.

19. Locations where subscriptions for the shares subject to the tender offer will be accepted

Subscriptions for the sale of Shares covered by this Tender Offer shall be accepted at the registered seat of the Intermediary Broker and at the Client Service Points of ING Securities Spolka Akcyjna in Warsaw (hereinafter "POK"):

City	Zip code	Street	Opening hours	Telephone
BELCHATOW	97-400	Wojska Polskiego 73	8.30-17.00	044 633-32-57
BIELSKO-BIALA	43-301	1-go Maja 15	8.30-17.00	033 822-72-14

BYTOM	41-902	Strzelcow Bytomskich 1	8.30-16.30	032 281-20-41
CIESZYN	43-400	Mennicza 1	8.30-16.30	033 857-66-20
CZESTOCHOWA	42-200	Al. N.M.P. 34	8.30-17.00	034 365-61-08
DABROWA G.	41-300	3-go Maja 1	8.30-17.00	032 262-02-95
GLIWICE	44-101	Gornych Walow 14	8.30-17.00	032 231-90-96
KATOWICE	40-086	Sokolska 34	8.00-18.00	032 357-78-08
KIELCE	25-953	Staszica 3	8.30-17.00	041 344-25-37
KRAKOW	31-020	Sw. Tomasza 20	8.30-17.30	012 423-06-18
LUBLINIEC	42-701	Plebiscytowa 2	8.30-16.30	034 353-10-43
NYSA	48-300	Piastowska 33	8.30-16.30	077 433-40-40
OPOLE	45-061	Katowicka 55	8.30-17.30	077 454-68-43
PSZCZYNA	43-200	Bankowa 1	8.30-16.30	032 210-38-99
RACIBORZ	47-401	Sienkiewicza 2	8.30-17.00	032 415-94-52
RYBNIK	44-201	Wieniawskiego 3	8.30-17.00	032 422-26-67
SKIERNIEWICE	96-100	Mszczonowska 33/35	8.30-17.00	046 833-28-30
SOSNOWIEC	41-200	Malachowskiego 7	8.30-17.00	032 266-76-10
STARACHOWICE	27-200	Krzosa 4	8.30-17.00	041 274-70-96
TARNOWSKIE G.	42-600	Sobieskiego 3	8.30-17.00	032 285-30-68
TARNOW	33-100	Slowackiego 33-37	8.30-17.00	014 622-20-99
TYCHY	43-100	Niepodleglosci 55	8.30-17.00	032 324-18-21
WARSZAWA	00-499	Pl. Trzech Krzyzy 10/14	8.30-17.00	022 820 49 65
WODZISLAW SL.	44-301	Walowa 51	8.30-17.00	032 455-24-67
WROCLAW	50-954	Sw.Katarzyny 16	8.30-17.30	071 372-34-80
ZABRZE	41-800	Wolnosci 339	8.30-17.00	032 271-41-58
ZAWIERCIE	42-400	Lesna 6	8.30-17.00	032 672-39-42
ZORY	44-240	Bankowa 4	8.30-17.00	032 435-30-87

20. At what times will the entity acquiring the shares purchase shares from persons who tendered their shares in response to the tender offer

While subscriptions are being accepted under the Tender Offer the Offeror will not acquire any Shares from the persons who tendered their shares in response to the Tender Offer.

21. Payment procedure and manner of payment for the purchased shares - applies to shares not admitted to public trading

Not applicable, because this Tender Offer applies exclusively to the Shares admitted to public trading.

22. Type and value of property or rights which will be delivered in exchange for the purchased shares, terms of valuation thereof and establishing the exchange parity as well as circumstances when such parity may change

Not applicable, because this Tender Offer applies to an offer to tender shares for sale.

23. Procedure and manner of making the exchange

Not applicable, because this Tender Offer applies to an offer to tender shares for sale.

24. Is the offeror a parent entity or a subsidiary of the issuer of shares which are subject to the tender offer; please characterise the dominance or dependency

The Offeror is neither a parent entity nor a subsidiary of the Company as provided in Article 4, point 16) of the Act - the Law on Public Trading in Securities. According to the agreement of 17 June, 2002 (including the Annex No. 1 of 17 September, 2002) made between the Offeror and BB Investment Sp. z o.o. with its registered seat in Poznan, Pawel Rozwadowski and six other natural persons, the Offeror had the right to demand changes in the composition of the Company's Management Board, and the Offeror exercised such right on 30 August, 2002. In result of the exercise of the right on 2 September, 2002 the Supervisory Board of the Company appointed the Company's Management Board consisting of the persons designated by the Offeror.

25. Is the entity acquiring the shares a parent entity or a subsidiary of the issuer of shares which are subject to the tender offer; please characterise the dominance or dependency

The Offeror, who is the entity acquiring the Shares, is neither a parent company nor a subsidiary of the Company, as provided in Article 4, point 16) of the Act – the law on Public Trading in Securities.

26. Representation by the entity acquiring the shares that it received the notice of no-objection against the purchase of shares or a decision of a competent authority granting consent for the purchase of shares or representation that the tender offer is made on condition of receipt of respective decisions or notices prior to commencement of subscription

The Offeror, who is also the entity acquiring the Shares, represents as follows:

By its decision of 17 July, 2002 the President of the Office for Protection of Competition and Consumers granted consent for the concentration consisting of the Offeror taking over direct control of the Company. Additionally, by its decision of 6 August, 2002 the Securities and Exchange Commission issued a permit for the Offeror to acquire the Company Shares in the number resulting in exceeding 50% of the overall number of votes at the Company's General Meeting.

For the purposes of acquiring Shares in result of this Tender Offer no other consents or permits are required.

27. Detailed description of the offeror's intentions with respect to the company the shares of which are subject to the tender offer

The Offeror's investment in the Company has both a strategic and long-term character. The Offeror plans to maintain and to develop the existing scope of operations of the Company. Following a successful completion of the Tender Offer the Company will become the largest subsidiary of the Offeror, both with respect to the revenues and investment value.

The Offeror intends to involve material organisational and financial resources in the development of Company operations through the following: (a) use of knowledge and experience of the Offeror and the entities in its capital group in the operations on the advertising market; (ii) use of the Offeror's knowledge and experience in the area of work organisation, internal exchange of information and corporate standards; (iii) creation and development of common advertising products by the Company, the Offeror and other companies in the capital groups of the Company and the Offeror; (iv) use of the potential of the Offeror's sales network; and (v) support for the Company in raising financing required for the continuation and development of Company's operations.

Should the Offeror acquire, in result of this Tender Offer, a share package which, including the shares already held by the Offeror, will authorise it to exercise more than 80% of the overall number of votes at the General Meeting of Shareholders, the Offeror will, following prior consultation with the Security and Exchange Commission and the WSE, commence, within the next 3 years of operations, actions aimed at delisting the Company shares, as provided in Article 86 of the Act – the Law on Public Trading in Securities.

28. Detailed description of the intentions of the entity acquiring the shares with respect to the company the shares of which are subject to the tender offer

Since the Offeror is the entity acquiring the Shares, the required information has been provided in section 27 above.

29. Possible withdrawal from the Tender Offer

Agora waives the right defined in Article 152, section 2 of the Act – the Law on Public Trading in Securities, to withdraw from the announced Tender Offer if after such announcement another entity announces a public tender with respect to the same shares.

Furthermore, as provided in Section 6 of the Tender Offer, the Offeror shall not be obliged to purchase the Shares under the Tender Offer in the event that less than 1,956,639 (one million nine hundred fifty six thousand six hundred thirty nine) Shares are tendered for sale throughout the duration of the Tender Offer.

30. Description of the manner of carrying on the tender offer in compliance with § 5, section 1 of the regulation

The Offeror shall carry on the Tender Offer in compliance with § 5, section 1, point 1 of the Regulation of the Council of Ministers of 17 July, 2001 on the forms of tender offers for subscription for sale or exchange of shares of a public company and the manner of announcement thereof as well as the terms and conditions of acquiring shares in result of such tender offers (Dz.U. No. 86, item 941). Therefore, the Offeror shall purchase all the Shares tendered for sale through subscriptions within the time designated for accepting subscriptions, subject to Sections 6 and 29 of the Tender Offer.

31. Other information which the offeror believes to be relevant

a) Other terms and conditions of the Tender offer

This Tender Offer is the exclusive legally biding document containing information relating to the Tender Offer. The Tender Offer is addressed to all holders of the Shares who are Company shareholders.

No details relating to individual subscriptions for the sale of Shares will be disclosed. Shares purchased by the Offeror must not be subject to any pledge nor any other third party rights.

The Intermediary Broker and ING Securities S.A. will not collect any fees or commission from the individuals responding to the Tender Offer in relation to subscription for the sale of shares thereby and issuance of a copy of an extract from the register.

Alternatively, the costs which are related, i.a. to the issuance of a depository certificate, creation of a lock-up, implementation of the sale transaction, may be collected by the brokerage houses which perform such actions in compliance with the rules thereof as well as the fees and commissions charged thereby.

The stock exchange transaction in result of which the Offeror will purchase the Shares covered by subscriptions made in response to the Tender Offer is planned for 10 October, 2002.

b) Procedure of Responding to the Tender Offer

On 27 September, 2002 the Intermediary Broker will open a register which shall be used throughout the period of accepting tenders to register subscriptions of the persons responding to the Tender Offer. The entries in the register will be made within one working day after making the subscription, however not later than on the next working day after closing subscriptions.

The persons who intend to tender Shares for sale in response to the Tender Offer should take the following actions:

1. deliver instructions to the entity which keeps their securities account on which the Shares are registered to lock-up the Shares for the period until 14 October, 2002 inclusive, and to deliver instructions to sell those Shares to the Offeror valid until 14 October, 2002 inclusive;
2. obtain a depository certificate issued with respect to the Shares;
3. deliver the depository certificate referred to in section 2 above to one of the POKs accepting subscriptions for the sale of Shares;
4. subscribe for the sale of Shares at one of the POKs accepting subscriptions for the sale of Shares.

By signing the subscription form the subscriber makes a representation that it accepts the terms and conditions as provided in this Tender Offer and consents to the processing of its personal data within the scope necessary to perform any and all actions related to the Tender Offer. The wording of the representation is included in the form of subscription for the sale of Shares.

Prior to opening subscriptions the samples of both of the above documents will be made available to all the brokerage houses - WSE members and the banks which maintain securities accounts, and they will be available throughout the time of accepting subscriptions at POKs designated to accept such subscriptions for the sale of Shares.

The wording of the Tender Offer will also be available at the Offeror's internet site: www.agora.pl.

Exclusively subscriptions which comply with the forms of documents made available by the Intermediary Broker will be accepted in the Tender Offer.

Individuals who respond to the Tender Offer should provide a respective identification document (i.e. personal identification document or passport) and individuals who represent legal persons or organisational entities without legal personality should also present an up-to-date copy of an extract from a respective register and a power of attorney to act on behalf of such legal entity or an organisational entity without legal personality (unless the authority to act on behalf of such person is directly stated in the presented copy of an extract from respective register).

The brokerage house which issues a depository certificate shall lock-up the Shares listed on such certificate on a respective securities account of the owner thereof until the transaction settlement date made in result of the Tender Offer, i.e. until 14 October, 2002 inclusive.

The shares owned by persons who locked-up the shares, who delivered sale instructions and received a depository certificate, but failed to subscribe for the sale of Shares shall be released from the lock-up on 15 October, 2002 at the latest.

Subscription for the sale of Shares may be made by a proxy on the basis of a power of attorney made in writing and certified by a POK employee or by an entity which issued the depository certificate or a power of attorney made in the form of a notarial deed or with a signature certified by a notary. The power of attorney should include the authority to: (i) lock-up the Shares for the period until transaction settlement date made in result of a successful Tender Offer, i.e. until 14 October, 2002 inclusive, and to deliver instructions for the sale of those Shares on the terms and conditions as provided in the Tender Offer; (ii) collect the depository certificate issued by the entity keeping such Shares; and (iii) deliver the depository certificate and subscribe for the sale of such Shares.

Employees at the banks keeping the securities accounts who make the subscriptions on behalf of their clients having trust accounts should hold proper authorisation given by the bank's authorities to make the subscription and a power of attorney from the client to make the subscription under the Tender Offer.

Instead of the above power of attorney to make the subscription, the bank employees who make subscriptions on behalf of clients having trust accounts may present a bank's representation to confirm that the bank has proper authority and acts on the basis of instructions given by the client to make the subscription in the Tender Offer.

The Offeror, the Intermediary Broker and ING Securities S.A. shall not be liable for failure to perform the subscriptions which the Intermediary Broker or ING Securities S.A. receive after the closing of subscriptions.

The Intermediary Broker will register in the subscriptions register exclusively the subscriptions which satisfy the above terms and conditions.

The clients who make the subscription in person shall receive confirmation of registration of the subscription in the subscription register immediately after delivery of the subscription.

The Intermediary Broker shall advise that exclusively a copy of an extract from the subscriptions register constitutes confirmation of registration of a previously made subscription.

The Intermediary Broker, in cooperation with the entities which issued the depository certificates will confirm the fact that the depository certificates were issued. In case of lack of confirmation of existence of a lock-up of Shares and issuance of a depository certificate, the Shares covered by an entry made in the register will not be subject to the stock exchange transaction.

The forms related to making subscription for the sale of shares, i.e.:

- instruction to lock-up the Shares/ instruction to sell the Shares;
- depository certificate;
- subscription for the sale of Shares;
- form of power of attorney,

will be available at POKs accepting subscriptions for the sale of Shares throughout the duration of the Tender Offer and they will also be sent out to all the brokerage houses - WSE members, and to the banks keeping securities accounts.

All the additional information relating to the procedure of accepting subscriptions in response to this Tender Offer may be received either in person or by telephone at the POKs accepting subscriptions for the sale of Shares.

The Company's Announcement released on September 30, 2002:

Upon recommendation of the Polish Securities and Exchange Commission issued on 13 August, 2002 in resolution No. 586, the Management Board of Agora SA confirms that the financial information presented in the Company's regulatory public disclosures are accurate, fair and true, and that they have been presented according to provisions of adequate regulations as well as that the Company has not made use of any accounting practices aiming at false upgrading of the image of the Company's financial status.

The Management Board of Agora SA informs as well that on September 27, 2002 the Supervisory Board of Agora SA has adopted the following resolution:

"In execution of the resolution of the Polish Securities and Exchange Commission dated August 13, 2002 the Supervisory Board of Agora SA reviewed the correctness of preparing regulatory reports that were publicly announced in the year 2002, including the annual report for the year 2001.

All of the members of the Supervisory Board have got acquainted with the draft interim report for the year 2002, obtained a detailed explanation from the Company's auditor and the Management Board as far as the accounting policies and internal control procedures are concerned, and have been provided with an explanation of the amendments to the interim report for the year 2002 prepared by the Company in cooperation with its auditor.

On the basis of this review and the obtained information the Supervisory Board confirms, that the financial information presented in the Company's regulatory public disclosures are accurate, fair and true, and that they have been presented according to provisions of adequate regulations as well as that the Company has not made use of any accounting practices aiming at false upgrading of the image of the Company's financial status.

The Supervisory Board has also drawn attention of the Management Board to an omission of certain formal disclosure obligation in the Company's regulatory financial disclosures, which was, nonetheless, immaterial for understanding of Company's financial standing. The omission was corrected in the interim report for 2002."

The Company's Announcement released on September 30, 2002:

The Management Board of Agora SA announces that the interim financial statements of the Company for the 1st half of 2002 reviewed by the auditor are available in the London offices of Weil, Gotshal & Manges at One South Place, London EC2M 2WG.

The aforementioned documents include translation of the Polish regulatory report.

The report will be also available on the Company's website: www.agora.pl

The Company's Announcement released on October 1, 2002:

The Management Board of AGORA SA (the "Company") with its registered seat in Warsaw, Czerska 8/10 Street, acting on the basis of Article 398 and 399 §1 of the Commercial Companies Code, hereby convenes the extraordinary General Meeting for October 23, 2002 at 10:00 hours to be held in Warsaw at Czerska 8/10.

Agenda of the Meeting:

1) Opening of the General Meeting;

2) Election of the Chairman of the Meeting and formal business;

3) Adopting the resolution concerning the merger of Agora SA with its registered seat in Warsaw and City Magazine Sp. z o.o. with its registered seat in Warsaw and the approval of the merger plan agreed by the Management Boards of the companies;

4) Closing of the General Meeting.

The Management Board informs that those shareholders will be eligible to attend the General Meeting who will deliver to the Company the deposit certificates issued to confirm ownership of Agora's shares and certifying the number of deposited shares and that those shares will be locked-up until the closing of the General Meeting. The deposit certificates mentioned above shall be delivered to the Company's seat in Warsaw at Czerska 8/10 Street, not later than on October 16, 2002 until 18:00 hours, with reference: "Corporate Secretary".

Agora SA possesses 100% shares in CITY MAGAZINE Sp. z o.o. The merger plan accepted by the companies' management boards was announced in the current report dated July 29, 2002.

The Company's Announcement released on October 2, 2002:

The issuer advises that this announcement replaces the Re Agreement Transaction AMS announcement released on RNS system under RNS number 9918B on 2 October 2002 at 16:59.

The amount of a loan granted to AMS which is PLN 3.9 million was omitted in the first sentence of the announcement.

All of the other details remain unchanged.

The full text of the corrected announcement is given below:

"The Management Board of Agora SA (the „Company") hereby informs about entering into a loan agreement in the amount of PLN 3.9 million with an associated entity, Art Marketing Syndicate SA ("AMS") on October 1, 2002.

The loan shall be granted within three days from the date of the agreement. The term of principal repayment shall be June 30, 2005. Interest for the former year shall be paid by the end of January of the following year, excluding the year 2005, where the interest shall be paid on the principal repayment date. The interest rate shall be WIBOR for the respective spans of interest period enlarged by 1 p.p.

The loan shall be secured by a blank promissory note issued by AMS. AMS has undertaken to establish, on Agora's first request, an additional pledge on the shares of Adpol Sp. z o.o. with its registered seat in Warsaw, with a secondary right to satisfy its claims after a pledge for the benefit of a bank.

Agora SA may terminate the loan agreement in case of any material, invariable deterioration of the financial or operating standing of AMS, as well as in the case that Agora SA fails to acquire as a result of the public tender announced on September 20, 2002 the amount of shares that, together with the formerly acquired shares, shall entitle the Company to exercise the right to at least 50% of votes at AMS General Meeting of Shareholders.

On October 1, 2002 Agora SA possessed 701,220 of AMS's shares which entitled the Company to exercise 1,501,320 of votes, i.e. 29.92% of the overall number of voting rights at AMS General Meeting of Shareholders."

File No.: 82 – 4941

The Company's Announcement released on October 2, 2002:

The Management Board of Agora SA (the "Company") hereby informs about entering into a loan agreement with an associated entity, Art Marketing Syndicate SA ("AMS") on October 7, 2002.

The loan in the amount of PLN 6,100,000 shall become binding within three days from the date of the agreement. The principal repayment date shall be June 30, 2005. Interest for the lapsed year shall be paid by the end of January of the following year, excluding the year 2005, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by blank promissory note. AMS has undertaken to establish on Agora's first request, an additional pledge on the shares issued by Adpol Sp. z o.o. with its registered seat in Warsaw, with a secondary right to satisfy its claims after a pledge for the benefit of a bank.

Agora SA may terminate the loan agreement in case of any material, invariable deterioration of the financial or operating standing of AMS, as well as in the case when Agora SA fails to acquire as a result of the public tender announced on September 20, 2002 the amount of shares that, together with the formerly acquired shares, shall entitle the Company to exercise the right to at least 50% of votes at AMS General Meeting of Shareholders.

On October 7, 2002 Agora SA held 701,220 of AMS's shares which entitled the Company to exercise 1,501,320 of votes, i.e. 29.92% of the overall number of voting rights at AMS General Meeting of Shareholders.

The Company's Announcement released on October 8, 2002:

The Management Board of Agora SA informs that on 3rd and 4th October 2002 Ms. Helena Luczywo, Member of Agora SA Management Board, sold on the Warsaw Stock Exchange 5,000 ordinary bearer shares of Agora SA at the average price of 51.46 PLN (12.41 USD) per share. These shares constitute 0.4% of the total number of shares in Agora SA held by Ms. Luczywo on 2nd October 2002.

After the disposal Ms. Helena Luczywo holds 1,327,329 shares in Agora SA. Information on execution of shares sale order was acquired by Ms. Luczywo on 7th October 2002.

File No.: 82 - 4941

The Company's Announcement released on October 8, 2002:

The Management Board of Agora S.A., with its seat in Warsaw („Agora"), informs that until October 7, 2002, i.e., until the completion of the subscription for shares in AMS S.A. („AMS") as part of the public tender offer to subscribe for the shares in AMS (the "Tender"), which tender was announced by Agora on September 20, 2002, investors subscribed for a total of 3,481,810 shares in AMS.

In accordance with the terms of the Tender, Agora will be obliged to acquire all shares subject to subscription.

The stock exchange transaction, as a result of which Agora will acquire the shares subject to subscription, is planned to take place on October 10, 2002.

Upon acquisition of the shares which were subscribed for under the Tender, Agora will hold, together with the AMS shares it has acquired thus far, 4,183,030 shares in AMS, representing 99.2% of the share capital of AMS and authorizing their holder to exercise 99.3% of the total number of votes at the General Assembly of AMS.

The Tender was announced in performance of the agreement dated June 17, 2002 obligating to sell the AMS shares, as amended by an annex dated September 17, 2002 (the „Agreement"), executed with BB Investment Sp. z o.o., Pawel Rozwadowski and six other individuals (hereinafter jointly, the „Sellers"). The Sellers warranted that as a result of their performance of the Agreement, Agora will acquire under the Tender the shares in AMS, which shares, together with the shares acquired by it prior to the announcement of the Tender, will authorize Agora to exercise at least 68% of the total number of votes at the General Assembly of AMS.

The Company's Announcement released on October 15, 2002:

Purchase of assets representing significant value

The Management Board of Agora SA, with its seat in Warsaw ("Agora") hereby informs that on October 14, 2002, after settlement in National Depository for Securities, Poland, of the transaction of acquisition of shares which was concluded on October 10, 2002, Agora purchased 3,481,810 shares (the "Shares") in AMS S.A., with its seat in Poznan ("AMS" or the "Company").

The Shares were purchased as a result of Agora's announcement of the subscription for all shares in AMS made on September 20, 2002, and its subsequent execution. The Shares are ordinary bearer shares with the nominal value of PLN 2 each. Total nominal value of the Shares is PLN 6,963,620, which represents 82.57% of the Company's share capital.

Total price for the Shares was PLN 153,199,640, i.e., PLN 44 per share. Acquisition of the Shares was financed partially from Agora's equity and partially (PLN 129,479,878) from a long-term loan extended by Bank Polska Kasa Opieki S.A., with its seat in Warsaw, on the

basis of an agreement dated April 5, 2002. In consequence, the amount of the loan that remains available to Agora decreased from PLN 500,000,000 to PLN 370,520,122.

Upon acquisition of the Shares, Agora holds, together with the AMS shares acquired previously, 4,183,030 shares in AMS, which represent 99.2% of the Company's share capital and entitle Agora to exercise 4,983,130 votes, i.e., 99.3 % of the total number of voting rights at the General Assembly of AMS.

In view of the success of the subscription that will cause a dramatic decrease in the liquidity of AMS shares on the Warsaw Stock Exchange, which may result in an artificial determination of quotations for the shares, Agora will undertake necessary actions to obtain a decision of the Securities and Stock Exchange Commission to withdraw AMS shares from public trading.

Other Information:

As required by Art. 147 item 4 of the Act on Public Trading in Securities, Agora has sent today a requisite notice of the acquisition of the Shares to AMS, the Securities and Exchange Commission and the Office for Protection of Competition and Consumers.

In accordance with Art. 154 and Art. 86 item 4 of the Act on Public Trading in Securities, Agora will announce and carry out a subscription for the remaining 33,837 shares in the Company, which constitute 0.8% of the share capital and entitle their holder to 33,837 votes, i.e., 0.67% of the total number of votes at the General Assembly of AMS.

Agora purchased the AMS shares in performance of the agreement obligating the holders to sell AMS shares, concluded on June 17, 2002 and amended by Annex No. 1 dated September 17, 2002, between Agora and BB Investment Sp. z o.o., with its seat in Poznan, Pawe³ Rozwadowski and six other individuals. Agora provided detailed data on the agreement obligating the holders to sell AMS shares and Annex No. 1 thereto, in Current Reports No. 20/2002 dated June 18, 2002 and No. 33/2002 dated September 18, 2002.

Detailed data on the loan agreement concluded with Bank Polska Kasa Opieki S.A. were provided by Agora in the Current Report No. 9/2002 dated April 5, 2002.

Agora's investment in the Shares in AMS is a long-term investment.

The value of the transaction exceeds 10% of Agora's net worth / equity.

To the knowledge of the Management Board of Agora, persons selling the Shares are not associated with Agora nor are they members of Agora's management or supervisory bodies. The Management Board of Agora informs that due to the Personal Data Protection Act, it had no access to the data concerning individuals selling the Shares.

File No.: 82 – 4941

The Company's Announcement released on October 15, 2002:

The Management Board of Agora SA („the Company") hereby announces the draft of the resolution to be proposed to the General Assembly on October 23, 2002:

„Resolution No.1

The General Assembly resolves as follows:

1) to merge the Company with the company City Magazine, Sp. z o.o., with its registered seat in Warsaw, entered into commercial register, kept by the Regional Court of the City of Warsaw, XX Commercial and Registry Department under KRS 22902 (City Magazine);

2) to give its consent to the draft terms of merger proposed by the Management Board and agreed by the management boards of both the merging companies, which assumes that the merger shall be effected in particular:

   (a) in accordance with Art. 492 and Art. 515 § 1 of the Polish Commercial Companies Code in reference to Art. 516 § 6 of the Polish Commercial Companies Code, by transfer to the Company (the acquiring company) of all the assets of City Magazine (the company being acquired) in which the Company is the single shareholder,

   (b) without increase of the Company's share capital and with no other amendments to its statutes,

   (c) on the basis of balance sheets of both the merging companies as of June 30, 2002;

3) to obligate the Management Board to file the adoption of the merger resolution with the registry court, in accordance with Art. 507 § 1 of the Polish Commercial Companies Code."

File No.: 82 – 4941

The Company's Announcement released on October 15, 2002:

The Management Board of Agora S.A., with its registered seat in Warsaw ("Agora" or the "Company") hereby informs about announcing, on October 15, 2002, the Tender Offer to subscribe for the shares (the "Shares") in Art Marketing Syndicate SA ("AMS") at the price of 44 PLN per share. The subscription for the shares will commence on October 22, 2002 and end on November 20, 2002.

The aim of announcing the Tender Offer is the acquisition by Agora of 33.837 of the AMS shares that constitute 0.8% of the share capital and entitle to exercise 33.837 of voting rights at the AMS General Assembly (0.7% of total number of votes at the AMS General Assembly). In the event that all investors holding the above-mentioned Shares respond to the Tender Offer announced by the Company today, Agora will hold 100% of the AMS share capital and votes at the AMS General Assembly.

The present Tender Offer aims at complying by the Company with the obligation pursuant to Art. 154 point 1, as well as Art. 86 item 4 of the Public Trade on Securities Act. Agora intends to undertake steps that will lead to withdrawal of the AMS shares from the public trade.

Enclosed, please find the contents of the Tender Offer filed today with the Securities and Exchange Commission and the Warsaw Stock Exchange.

"NOTICE TO TENDER SHARES OF

ART MARKETING SYNDICATE SPOLKA AKCYJNA

WITH ITS REGISTERED SEAT IN POZNAN

pursuant to Article 154, subsection 1) and Article 86, section 4 of the Act of 21 August 1997 – Law on Public Trading in Securities (amended and restated: Dz. U. 2002, No. 49, item 447, as amended), hereinafter the „**Tender Offer**".

1. Designation of the shares subject to tender offer, class and issuer thereof

The object of the Tender Offer are ordinary bearer shares admitted to public trading and listed on the main market of the Warsaw Stock Exchange ("WSE") of PLN 2.00 nominal value each (hereinafter the "Shares") of Art Marketing Syndicate Spolka Akcyjna with its registered seat in Poznan, address: 61-139 Poznan, ul. Jana Pawla II 14, a joint stock company registered in the register of entrepreneurs kept by the District Court for the city of Poznan, XXI Commercial Division of the National Court Register, under number 0000079299 (hereinafter the „Company"). The Shares are designated with a securities code PLAMS0000031.

2. Name, registered seat and address of the offeror

Agora SA with its registered seat in Warsaw, ul. Czerska 8/10, 00-732 Warsaw (hereinafter the „Offeror").

3. **Business name, registered seat and the address of the entity acquiring the shares**

The entity acquiring Shares is the Offeror, i.e. Agora SA with its registered seat in Warsaw, ul. Czerska 8/10, 00-732 Warsaw.

4. **Business name, registered seat, address as well as telephone and facsimile numbers and e-mail address of the intermediary broker**

Credit Suisse First Boston (Polska) S.A. with its registered seat in Warsaw, Al. Jerozolimskie 81, 02-001 Warsaw, telephone: (22) 695 00 50, facsimile: (22) 695 00 55, e-mail: michal.szwarc@csfb.com (hereinafter the „Intermediary Broker").

5. **Number of shares which the acquiring entity intends to purchase in result of the tender offer and the percentage of votes corresponding thereto**

The Offeror intends to purchase in result of the Tender Offer 33,837 (say: thirty three thousand and eight hundred thirty seven) Shares which authorise to exercise 33,837 (say: thirty three thousand and eight hundred thirty seven) votes at the Company's General Meeting, and which constitute 0.7 percent of the overall number of votes at the Company's General Meeting.

6. **Number of shares which the entity acquiring shares intends to purchase in result of the tender offer and the percentage of votes corresponding thereto**

The Offeror intends to acquire, in result of the Tender Offer, 4,216,867 (say: four million two hundred sixteen thousand and eight hundred sixty seven) shares of the Company which authorise to exercise 5,016,967 (say: five million sixteen thousand nine hundred sixty seven) votes at the Company's General Meeting and constitute 100% of the overall number of votes at the Company's General Meeting.

7. **What will be the proportions of shares bought by each of the entities acquiring shares, provided that the shares are to be acquired by more than one entity**

All the Shares subject to the Tender Offer are to be acquired by a single entity, i.e. the Offeror.

8. **Price of purchase of the shares subject to the tender offer**

The price for which the Offeror agrees to purchase the Shares amounts to PLN 44.00 (say: forty four zlotys) per Share.

9. **The price which, according to Article 155 of the law, cannot be lower than the price defined in section 8, including the grounds for establishing such price**

The price which cannot be lower than the one defined in section 8 of the Tender Offer shall be PLN 44.00 (say: forty four zlotys). This is the highest price which the Offeror paid for shares of the Company in the period of 12 months preceding the announcement of the Tender Offer, as provided in Article 155 section 2 of the Law on Public Trading in Securities.

10. **Time of the tender offer, including the dates for accepting subscriptions for shares subject to the tender offer, including information whether and on what terms the time for accepting subscriptions may be shortened**

The date on which the Tender Offer will be announced shall be 15 October, 2002. The acceptance of subscriptions for the Shares shall commence on 22 October, 2002 and end on 20 November, 2002 and subscriptions shall be accepted on business days. It is not planned to shorten the time for acceptance of subscriptions.

11. The parent company of the offeror

Not applicable, because the Offeror is not a subsidiary of any entity.

12. The parent company of the entity acquiring the shares

Not applicable, because the entity acquiring the Shares is the Offeror and the Offeror is not a subsidiary of any entity.

13. Number of shares and the number of votes corresponding thereto currently held by the offeror and its parent company and subsidiaries

Currently, the Offeror holds the following shares of the Company:

a) 200,025 (say: two hundred thousand and twenty five) registered preference Series A shares which are not admitted to public trading and which authorise to exercise 1,000,125 (say: one million and one hundred twenty five) votes at the General Meeting of the Company; and

b) 3,983,005 (say: three million, nine hundred and eighty three thousand, and five) bearer shares admitted to public trading, and authorising to exercise 3,983,005 (say: three million, nine hundred and eighty three thousand, and five) votes at the General Meeting of the Company.

The Offeror has a total of 4,183,030 (say: four million one hundred and eighty three thousand, thirty) shares authorising to exercise 4,983,130 (say: four million nine hundred and eighty three thousand one hundred thirty) votes which constitute 99.3% of the overall number of votes at the Company's General Meeting.

14. Number of shares and the number of votes corresponding thereto which the offeror intends to acquire with its parent company and subsidiaries in result of the tender offer

In result of the Tender Offer, the Offeror intends to directly acquire 4,216,867 (say: four million two hundred sixteen thousand eight hundred sixty seven) Shares which authorise to exercise 5,016,967 (say: five million sixteen thousand nine hundred sixty seven) votes at the Company's General Meeting and constitute 100% of the overall number of votes at the Company's General Meeting.

15. Number of shares and the number of votes corresponding thereto which the entity acquiring the shares holds jointly with the parent company and subsidiaries thereof

As the sole entity acquiring the Shares is the Offeror, the required information has been provided in section 13 above.

16. Number of shares and the percentage of votes corresponding thereto which the entity acquiring shares intends to acquire with its parent company and subsidiaries in result of the tender offer

As the sole entity acquiring the Shares is the Offeror, the required information has been provided in section 14 above.

17. **Type of relations between the offeror and the entity acquiring the shares.**

Not applicable, since the Offeror is the sole entity acquiring the Shares.

18. **Locations where subscriptions for the shares subject to the tender offer will be accepted**

Subscriptions for the sale of Shares covered by this Tender Offer shall be accepted at the registered seat of the Intermediary Broker and at the Client Service Points of ING Securities Spolka Akcyjna in Warsaw (hereinafter "POK"):

City	Zip code	Street	Opening hours	Telephone
BELCHATOW	97-400	Wojska Polskiego 73	8.15-16.45	044 633-32-57
BIELSKO-BIALA	43-301	1-go Maja 15	8.30-17.00	033 822-72-14
BYTOM	41-902	Strzelcow Bytomskich 1	8.30-16.30	032 281-20-41
CIESZYN	43-400	Mennicza 1	8.45-16.30	033 857-66-20
CZESTOCHOWA	42-200	Al. N.M.P. 34	8.30-17.00	034 365-61-08
DABROWA G.	41-300	3-go Maja 1	8.30-16.30	032 262-02-95
GLIWICE	44-101	Gornych Walow 14	8.45-16.30	032 231-90-96
GDYNIA	81-370	Skwer Kosciuszki 13	8.30-16.45	058 661-76-78
JASTRZEBIE	44-335	Mazowiecka 12	8.30-16.30	032-474-03-66
KATOWICE	40-086	Sokolska 34	8.00-18.00	032 357-78-08
KIELCE	25-953	Staszica 3	8.30-17.00	041 344-25-37
KRAKOW	31-020	Sw. Tomasza 20	8.30-17.30	012 423-06-18
LUBLINIEC	42-701	Plebiscytowa 2	8.30-16.30	034 353-10-43
NYSA	48-300	Piastowska 33	8.30-16.30	077 433-40-40
OLKUSZ	32-300	K. Wielkiego 21	8.30-16.30	032 643-40-07
OPOLE	45-061	Katowicka 55	8.30-17.00	077 454-68-43
PSZCZYNA	43-200	Bankowa 1	8.45-16.30	032 210-38-99
RACIBORZ	47-401	Sienkiewicza 2	8.30-16.15	032 415-94-52
RYBNIK	44-201	Wieniawskiego 3	8.30-16.30	032 422-26-67
SKIERNIEWICE	96-100	Mszczonowska 33/35	8.30-16.30	046 833-28-30
SOSNOWIEC	41-200	Malachowskiego 7	8.30-17.00	032 266-76-10

STARACHOWICE	27-200	Krzosa 4	8.30-16.30	041 274-70-96
TARNOWSKIE G.	42-600	Sobieskiego 3	8.30-16.30	032 285-30-68
TARNOW	33-100	Slowackiego 33-37	8.30-16.30	014 622-20-99
TYCHY	43-100	Niepodleglosci 55	8.30-16.30	032 324-18-21
WARSZAWA	00-499	Pl. Trzech Krzyzy 10/14	8.30-17.00	022 820 49 65
WADOWICE	34-100	Pl. Jana Pawla II 19	8.45-16.30	033 873-81-54
WODZISLAW SL.	44-301	Walowa 51	8.30-17.00	032 455-24-67
WROCLAW	50-954	Sw.Katarzyny 16	8.30-17.00	071 372-34-80
ZABRZE	41-800	Wolnosci 339	8.30-16.30	032 271-41-58
ZAWIERCIE	42-400	Lesna 6	8.30-16.30	032 672-39-42
ZORY	44-240	Bankowa 4	8.45-16.30	032 435-30-87

19. At what times will the entity acquiring the shares purchase shares from persons who tendered their shares in response to the tender offer

While subscriptions are being accepted under the Tender Offer the Offeror will not acquire any Shares from the persons who tendered their Shares in response to the Tender Offer.

20. Payment procedure and manner of payment for the purchased shares - applies to shares not admitted to public trading

Not applicable, because this Tender Offer applies exclusively to the Shares admitted to public trading.

21. Is the offeror a parent company or a subsidiary of the issuer of shares which are subject to the tender offer; please characterise the dominance or dependency

The Offeror is a parent company of the Company as provided in Article 4, point 16) of the Act - the Law on Public Trading in Securities. The Offeror has direct majority of votes at the Company's General Meeting.

22. Is the entity acquiring the shares a parent company or a subsidiary of the issuer of shares which are subject to the tender offer; please characterise the dominance or dependency

The Offeror, who is the entity acquiring the Shares is a parent company of the Company, as provided in Article 4, point 16) of the Act – the law on Public Trading in Securities. The Offeror has direct majority of votes at the Company's General Meeting.

23. Representation by the entity acquiring the shares that it received the notice of no-objection against the purchase of shares or a decision of a competent authority granting consent for the purchase of shares or representation that the tender offer is made on condition of receipt of respective decisions or notices prior to commencement of subscription

The Offeror, who is also the entity acquiring the Shares, represents as follows:

By its decision of 17 July, 2002 the President of the Office for Protection of Competition and Consumers granted consent for the concentration consisting of the Offeror taking over direct control of the Company. Additionally, by its decision of 6 August, 2002 the Securities and Exchange Commission issued a permit for the Offeror to acquire the Company' Shares in the number resulting in exceeding 50% of the overall number of votes at the Company's General Meeting.

For the purposes of acquiring Shares in result of this Tender Offer no other consents or permits are required.

24. Detailed description of the offeror's intentions with respect to the company the shares of which are subject to the tender offer

The Offeror's investment in the Company has both a strategic and long-term character. The Offeror plans to maintain and to develop the existing scope of operations of the Company. The Company is the largest subsidiary of the Offeror, both with respect to the revenues and investment value.
The Offeror intends to involve material organisational and financial resources in the development of Company operations through the following: (a) use of knowledge and experience of the Offeror and the entities in its capital group in the operations on the advertising market; (ii) use of the Offeror's knowledge and experience in the area of work organisation, internal exchange of information and corporate standards; (iii) creation and development of common advertising products by the Company, the Offeror and other companies in the capital groups of the Company and the Offeror; (iv) use of the potential of the Offeror's sales network; and (v) support for the Company in raising financing required for the continuation and development of Company's operations.

The objective of this Tender is the Offeror's exercise of the duty resulting from Article 154, subsection 1) and Article 86, section 4 of the Act – the Law on Public Trading in Securities.

The Offeror will commence actions aimed at delisting the Company shares which shall be possible upon receipt of a respective permit of the Securities and Exchange Commission. In the nearest future the Offeror intends to apply to the Company's Management Board for it to put on the agenda of the Company's General Meeting of a point relating to adoption of resolution on delisting the Company shares. According to Article 86 of the Act – the Law on Public Trading in Securities, such resolution should be adopted by the General Meeting by a 4/5 majority of votes cast in the presence of shareholders representing at least half of the share capital.

25. Detailed description of the intentions of the entity acquiring the shares with respect to the company the shares of which are subject to the tender offer

Since the Offeror is the entity acquiring the Shares, the required information has been provided in section 24 above.

26. Other information which the offeror believes to be relevant

a) Other terms and conditions of the Tender Offer

This Tender Offer is the exclusive legally biding document containing information relating to the Tender Offer. The Tender Offer is addressed to all holders of the Shares who are Company shareholders.

No details relating to individual subscriptions for the sale of Shares will be disclosed. Shares purchased by the Offeror must not be subject to any pledge nor any other third party rights.

The Intermediary Broker and ING Securities S.A. will not collect any fees or commission from the individuals responding to the Tender Offer in relation to subscription for the sale of Shares thereby and issuance of a copy of an extract from the register.

Alternatively, the costs which are related, i.a. to the issuance of a depository certificate, creation of a lock-up, implementation of the sale transaction, may be collected by the brokerage houses which perform such actions in compliance with the rules thereof as well as the fees and commissions charged thereby.

The stock exchange transaction in result of which the Offeror will purchase the Shares covered by subscriptions made in response to the Tender Offer is planned for 25 November, 2002.

b) Procedure of Responding to the Tender Offer

On 22 October, 2002 the Intermediary Broker will open a register which shall be used throughout the period of accepting tenders to register subscriptions of the persons responding to the Tender Offer. The entries in the register will be made within one working day after making the subscription, however not later than on the next working day after closing subscriptions.

The persons who intend to tender Shares for sale in response to the Tender Offer should take the following actions:

1. deliver instructions to the entity which keeps their securities account on which the Shares are registered to lock-up the Shares for the period until 27 November, 2002 inclusive, and to deliver instructions to sell those Shares to the Offeror valid until 27 November, 2002 inclusive;

2. obtain a depository certificate issued with respect to the Shares;

3. deliver the depository certificate referred to in section 2 above to one of the POKs accepting subscriptions for the sale of Shares;

4. subscribe for the sale of Shares at one of the POKs accepting subscriptions for the sale of Shares.

By signing the subscription form the subscriber makes a representation that it accepts the terms and conditions as provided in this Tender Offer and consents to the processing of its personal data within the scope necessary to perform any and all actions related to the Tender Offer. The wording of the representation is included in the form of subscription for the sale of Shares.

Prior to opening subscriptions the samples of both of the above documents will be made available to all the brokerage houses - WSE members and the banks which maintain securities accounts, and they will be available throughout the time of accepting subscriptions at POKs designated to accept such subscriptions for the sale of Shares.

The wording of the Tender Offer will also be available at the Offeror's internet site: www.agora.pl.

Exclusively subscriptions which comply with the forms of documents made available by the Intermediary Broker will be accepted in the Tender Offer.

Individuals who respond to the Tender Offer should provide a respective identification document (i.e. personal identification document or passport) and individuals who represent legal persons or organisational entities without legal personality should also present an up-to-date copy of an extract from a respective register and a power of attorney to act on behalf of such legal entity or an

organisational entity without legal personality (unless the authority to act on behalf of such person is directly stated in the presented copy of an extract from respective register).

The brokerage house which issues a depository certificate shall lock-up the Shares listed on such certificate on a respective securities account of the owner thereof until the transaction settlement date made in result of the Tender Offer, i.e. until 27 November, 2002 inclusive.

The Shares owned by persons who locked-up the Shares, who delivered sale instructions and received a depository certificate, but failed to subscribe for the sale of Shares shall be released from the lock-up on 28 November, 2002 at the latest.

Subscription for the sale of Shares may be made by a proxy on the basis of a power of attorney made in writing and certified by a POK employee or by an entity which issued the depository certificate or a power of attorney made in the form of a notarial deed or with a signature certified by a notary. The power of attorney should include the authority to: (i) lock-up the Shares for the period until transaction settlement date made in result of a successful Tender Offer, i.e. until 27 November, 2002 inclusive, and to deliver instructions for the sale of those Shares on the terms and conditions as provided in the Tender Offer; (ii) collect the depository certificate issued by the entity keeping such Shares; and (iii) deliver the depository certificate and subscribe for the sale of such Shares.

Employees at the banks keeping the securities accounts who make the subscriptions on behalf of their clients having trust accounts should hold proper authorisation given by the bank's authorities to make the subscription and a power of attorney from the client to make the subscription under the Tender Offer.

Instead of the above power of attorney to make the subscription, the bank employees who make subscriptions on behalf of clients having trust accounts may present a bank's representation to confirm that the bank has proper authority and acts on the basis of instructions given by the client to make the subscription in the Tender Offer.

The Offeror, the Intermediary Broker and ING Securities S.A. shall not be liable for failure to perform the subscriptions which the Intermediary Broker or ING Securities S.A. receive after the closing of subscriptions.

The Intermediary Broker will register in the subscriptions register exclusively the subscriptions which satisfy the above terms and conditions.

The clients who make the subscription in person shall receive confirmation of registration of the subscription in the subscription register immediately after delivery of the subscription.

The Intermediary Broker shall advise that exclusively a copy of an extract from the subscriptions register constitutes confirmation of registration of a previously made subscription.

The Intermediary Broker, in cooperation with the entities which issued the depository certificates will confirm the fact that the depository certificates were issued. In case of lack of confirmation of existence of a lock-up of Shares and issuance of a depository certificate, the Shares covered by an entry made in the register will not be subject to the stock exchange transaction.

The forms related to making subscription for the sale of Shares, i.e.:

- instruction to lock-up the Shares/ instruction to sell the Shares;
- depository certificate;

- subscription for the sale of Shares;
- form of power of attorney,

will be available at POKs accepting subscriptions for the sale of Shares throughout the duration of the Tender Offer and they will also be sent out to all the brokerage houses - WSE members, and to the banks keeping securities accounts.

All the additional information relating to the procedure of accepting subscriptions in response to this Tender Offer may be received either in person or by telephone at the POKs accepting subscriptions for the sale of Shares.

The Company's Announcement released on October 16, 2002:

The Management Board of Agora SA (the "Company") hereby informs about entering on October 15, 2002 into a loan agreement in the amount of PLN 15,000,000 with an associated entity, Art Marketing Syndicate SA ("AMS").

The loan shall become binding within three days from the date of the agreement. The principal repayment date shall be September 30, 2005. Interest for the lapsed year shall be paid by the end of January of the following year, excluding the year 2005, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by a blank promissory note.

Agora SA may terminate the loan agreement in case of any material, invariable deterioration of the financial or operating standing of AMS, as well as in case of infringement of principal provisions of the loan agreement.

On October 15, 2002 Agora SA held 4,182,030 of AMS's shares which entitled the Company to exercise 4,983,130 of votes, i.e. 99,33% of the overall number of voting rights at AMS General Meeting of Shareholders.

The Company's Announcement released on October 17, 2002:

The Management Board of Agora SA ("Agora" or "the Company") hereby announces an amendment to the deposit agreement dated March 4, 1999 (the "Deposit Agreement") entered into between Agora and Deutsche Bank Trust Company Americas (the "Depositary") under which the Depositary issues global depositary receipts ("GDRs") representing underlying shares ("Shares") of Agora (the "Deposited Securities") to a holder of GDRs ("Holder"). The Company and the Depositary have entered into a supplemental deposit agreement dated October 15, 2002 (the "Supplemental Deposit Agreement") to reflect such amendment.

The amendments to the Deposit Agreement aim at tailoring its terms to the provisions of §17 of Agora's statutes, as such were adopted at the Annual General Meeting of Agora held on June 27, 2002, prohibiting some shareholders from exercising more than 20% of the total voting rights of Agora at the general meeting of shareholders (the "General Meeting").

In accordance with the amendments to the Deposit Agreement, (i) no Holder (other than DTC and its nominee, Cede & Co. or Euroclear, Clearstream or the common depositary (the "Common Depositary"), owner or beneficial owner (other than (a) a shareholder holding preferred series A shares of the Company; or (b) a shareholder who announced a public tender offer to subscribe for the sale or exchange of all the Company's shares and, as a result of such tender offer, purchased such number of Company's shares which, including the previously held Company's shares, would authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Company) holding more than 20 percent of the total number of votes at the General Meeting, either in the form of Shares and/or indirectly in the form of GDRs, may instruct the Depositary to exercise any voting rights on behalf of such Holder, owner or beneficial owner to the extent that such exercise would result in such Holder, owner or beneficial owner exercising directly or indirectly more than 20 percent of the total number of votes at the General Meeting of the Company, and (ii) separately and notwithstanding the above no Holder (other than DTC and its nominee, Cede & Co. or Euroclear, Clearstream or the Common Depositary), owner or beneficial owner holding more than 25, 33 or 50 per cent, of the total voting equity securities of the Company, directly in the form of Shares or indirectly in the form of GDRs, shall at any time instruct the Depositary to exercise any voting rights on behalf of such Holder, owner or beneficial owner to the extent such exercise would result in such Holder, owner or beneficial owner exercising directly or indirectly more than 25, 33 or 50 per cent of the total voting equity securities of the Company, provided that, in the event that an Holder, owner or beneficial owner has complied with all the relevant requirements of Chapter 9 of the Polish Law on Public Trading in Securities dated 21 August 1997, as amended, and provided further that such Holder, owner or beneficial owner is not prohibited by Polish law from voting some or all of such securities, such Holder, owner or beneficial owner, may instruct the Depositary to exercise voting rights in relation to its entire holding. For the purposes of the Deposit Agreement and the Supplemental Deposit Agreement, the exercise of voting instructions by a subsidiary shall be deemed as the exercise of votes by a parent company (dominating entity) as defined in the Polish Law on Public Trading in Securities.

The Depositary agrees to assist the Company in connection with the amendments to the Deposit Agreement by including the amended language on or with each voting instruction card it distributes to GDR holders. To the extent a Holder, owner or beneficial owner provides the Depositary with voting instructions such Holder, owner or beneficial owner is deemed to warrant and represent to the Company, its shareholders, the Depositary and each other Holder, owner and beneficial owner, that the restrictions set forth in the preceding sentences have been complied with by such Holder, owner or beneficial owner or those for whom they act. Each Holder, owner and beneficial owner acknowledges and agrees that to the extent that such Holder, owner or beneficial owner provides voting instructions in breach of the above provisions, the Company, its shareholders, the Depositary and other Holders, owners and beneficial owners may have certain enforceable rights against such Holder, owner or beneficial owner whether for breach of contract, misrepresentation or otherwise.

The Supplemental Deposit Agreement has also amended the provisions of the Deposit Agreement stipulating that if the Depositary is advised according to the opinion it receives pursuant to the Deposit Agreement that it is not permissible under Polish law, or the Depositary determines that it is not reasonably practicable, to vote or cause to be voted the Deposited Shares in accordance with the terms of the Deposit Agreement, or if certain

conditions of the Deposit Agreement shall apply because either (i) Holders give voting instructions in equal numbers for and against each and any resolution or (ii) no voting instructions are submitted by Holders in respect of a resolution on or prior to the record date established by the Depositary, then, in either case, the Depositary shall, subject to receipt of the relevant opinion, vote or cause to be voted such Deposited Shares in favour of: (i) all resolutions proposed by the Company's management board (the "Management Board"), and (ii) any other resolution if it is supported in writing by the Company's Management Board; and abstain from voting in all other circumstances. All resolutions other than those voted at the request of any shareholder, any corporate body of the Company other than the Management Board or any other person shall be deemed to constitute resolutions proposed by the Company's Management Board.

The Company's Announcement released on October 18, 2002:

The Management Board of Agora SA announces that the interim financial statements of the Company for the 1st half of 2002 reviewed by the auditor will be available in the London offices of Weil, Gotshal & Manges at One South Place, London EC2M 2WG.

The aforementioned documents include financial statements presented in accordance with International Accounting Standards as well as the translation of the Polish regulatory report.

The report is also available on the Company's website: www.agora.pl

The Company's Announcement released on October 23, 2002:

The Management Board of Agora SA hereby announces the resolution adopted by the General Meeting of Shareholders held on October 23, 2002:

„Resolution No.1

The General Meeting of Shareholders resolves as follows:

1) to merge the Company with the company City Magazine, Sp. z o.o., with its registered seat in Warsaw, entered into commercial register, kept by the Regional Court of the City of Warsaw, XIX Commercial and Registry Department under KRS 22902 (City Magazine);

2) to give its consent to the draft terms of merger proposed by the Management Board and agreed by the management boards of both the merging companies, which assumes that the merger shall be effected in particular:

   (a) in accordance with Art. 492 and Art. 515 § 1 of the Polish Commercial Companies Code in reference to Art. 516 § 6 of the Polish Commercial Companies Code, by transfer to the Company (the acquiring company) of all the assets of City Magazine (the company being acquired) in which the Company is the single shareholder,

(b) without increase of the Company's share capital and with no other amendments to its statutes,

(c) on the basis of balance sheets of both the merging companies as of June 30, 2002;

3) to obligate the Management Board to file the adoption of the merger resolution with the registry court, in accordance with Art. 507 § 1 of the Polish Commercial Companies Code."

The Company's Announcement released on October 23, 2002:

The Management Board of Agora SA informs that at the Extraordinary General Meeting on October 23, 2002 the following shareholders held more than 5% of total voting rights resulting from the held shares:

1. Agora Holding Sp. z o.o. with the seat in Warsaw – 32,505,512 votes, i.e. 42.86% of total voting rights;
2. Cox Poland Investments, Inc. with the seat in Atlanta, USA – 7,774,690 votes, i.e. 10.25% of total voting rights;
3. Deutsche Bank Trust Company Americas with the seat in New York, USA – 4,847,724 votes, i.e. 6.39% of total voting rights.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on November 4, 2002:

AGORA GROUP: IAS

AGORA ANNOUNCES INTERIM RESULS FOR THE THREE QUARTERS OF 2002

(PRESENTED ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS)

REVENUES PLN 555.9 MLN, OPERATING PROFIT PLN 57.6 MLN, NET PROFIT PLN 50.4 MLN

The consolidated results for the first three quarters of 2002 include Agora SA, Agora Poligrafia sp. z o.o., 19 subsidiaries and associated companies of radio business, as well as Agora's share in the capital of Art Marketing Syndicate SA (AMS) company and its financial loss from the date of acquisition to September 30, 2002 (a period of one month, consolidation by means of equity method).

As of April 2002, the Group's results include also the financials of 12 magazines.

All the below data represent the period of nine months of 2002, unless indicated otherwise.

Market data sources:

Advertising market data referred herein are based on Agora's estimates - they are adjusted for average discount rate and delivered in current prices. The estimates are based on rate card data of AGB Polska, CR Media, Agora Monitoring.

The data on copy sales of daily press is based on National Circulation Audit Office (ZKDP).

HIGHLIGHTS

Agora pursuits its growth strategy: we have entered two new media segments: magazines and outdoor; and we are growing the number of local radio stations.

The advertising market recession continues and there is no sign of trend reversal. All segments are hurt (total market decline of 11.9% yoy) but most affected is the daily press (down 25.0% yoy).

Despite continuing advertising recession Agora's businesses maintained or increased share in their respective market segments.

The total Group's revenue declined by 3.1% yoy, while the print segment revenue went down by 12.7% (Gazeta's advertising revenue down by 22.0% yoy).

Agora maintained sound margins (EBITDA margin of 25.1%) and generated operating cash in the amount of PLN 139.6 mln.

Agora does not envisage the reversal of the advertising market trend this year and assumes the stagnation scenario as for 2003.

Wanda Rapaczynski, the President of the Management Board, said:

„Continued advertising recession, exacerbated by aggressive price war led by public TV, made the third quarter very tough. Agora kept on strategy. Our businesses protected their market share; we built significant positions in two new media segments and delivered respectable financial performance. We are poised to benefit from the turnaround and can only hope it will come soon".

EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

Advertising recession continues. And the third quarter of the year was worse than expected. Despite continuing recession Agora's businesses maintained or even increased the share in their respective market segments and the Group delivered solid operating margins. Furthermore, the Group continued its growth strategy: we entered two new media segments, namely magazines and outdoor.

Advertising market

According to Agora's estimates the total advertising spending decreased by 5.7% yoy in the third quarter of this year. Although the decline in the third quarter was not steeper in comparison with previous quarters (in the first and second quarters of the year the advertising spending shrank 14% yoy), still the decrease in September – which is typically the strongest month of a quarter - exceeded the expectations. The condition of the advertising market reflects the overall economic climate in Poland. In the third quarter of the year the largest loss was visible in such advertising categories which reflect the health of the economy, namely, automotive (down 12.2%), construction (down 28.5%), employment (down 14.3%).

This year the most affected by the recession was the print segment. In the third quarter of the year print market went down by 17.0%, while the daily press market decreased by 19.5%. The

outdoor market declined by 13.2%. The segments which turned back in the third quarter of the year were radio (up 12.6%), and TV (up 3.4%).

The TV segment continues to grow its share in the total advertising market. The trend results from the strategy implemented by the TV stations in particular the public TV which assumes selling audience instead of time as well as intensifying price and discount war among competitors. In the third quarter of the year, especially in September, the discount pressure mounted in the TV segment and the average discount reached around 65%.

Needless to say, TV attracts new advertising categories, such as luxury products and services, and categories which are strongly represented in print media. The effect of cheap TV advertising is boosted by the phenomenon of negotiation houses set up lately; as a result the advertising budgets are shifted in majority to TV, while the media houses are able to negotiate the maximum discount for each client. Such practices are rare in the print segment. It is important to underline that the public TV strategy, which brings a lot of rewards for the public broadcaster, is based on its comparative advantage embedded in the regulatory framework.

Operating review of the Group

<u>Growth strategy</u>

In the period of last nine months the Group entered two new segments of the media market, namely magazines (the acquisition of 12 magazine titles) and outdoor (the acquisition of AMS).

Agora implemented the program of integration of magazines into its structures, on the operating as well as financial level. We are now working on restructuring of AMS group. According to the preliminary assumptions, the restructuring phase will take about six months. Agora also began financing of AMS. The Management Board estimates the loans granted to AMS will amount to PLN 50 mln by the end of the year. As for October 31, 2002 Agora's loans to AMS totaled PLN 25 mln.

The new business division continues to examine existing and look for new investment opportunities.

<u>Sales</u>

Print segment

Gazeta Wyborcza

According to the National Circulation Audit Office (ZKDP), the number of daily newspapers sold in the period of Jan-Aug. decreased by 6%, while copy sales of national dailies declined by 8.5%. Although there is yet no data as for September 2002, the decrease will be even steeper bearing in mind the high number of dailies sold in September 2001 (due to the tragic events in the US as well as Poland's elections).

Average paid circulation of Gazeta Wyborcza in the period of Jan.-Sept. amounted to 423 thousand copies (down by 7.1% yoy), while the revenue from copy sales was up 6.1%.

Gazeta Wyborcza's advertising revenue in the period of Jan.-Sept. this year versus the same period of 2001 fell by 22.0%, while the paid daily newspaper market decreased by 25.0%. Gazeta Wyborcza's share in the paid daily newspaper market amounted to 48.2%, up 1.4pp yoy.

Magazines

The total revenue of 12 magazines in the third quarter of 2002 amounted to PLN 13.0 mln, while the advertising revenue totaled PLN 5.6 mln. The magazine advertising market shrank by 17.4% yoy in the period of Jan.-Sept. Agora's magazines (excluding City Magazine) share in the magazine advertising market amounted to 5.0% (flat yoy).

City Magazine's advertising revenue fell by 16.4% yoy, and amounted to PLN 2.5 million.

Radios

At the end of the third quarter of the year Agora owned 26 local radio stations. The stations maintained their high audience ratings. Our local stations' share in the total radio advertising market increased by 1.7pp in the period of Jan.- Sept. this year. Advertising revenues of our local radio stations jumped by 20.9%, while the total radio advertising market remained flat (up 0.3%) and the local radio market shrank by 9.6%.

Operating costs (excluding magazines, and consolidation of radio businesses and AMS)

Operating costs (excluding D&A) amounted to PLN 119.6 million in the third quarter of this year, which is a 6.6% drop yoy.

In the first nine months of the year operating costs (excluding D&A) amounted to PLN 370.0 mln, which is a 8.2% decline yoy. Such a reduction is attributed to the cost curbing program implemented in the second half of 2001, the effects of which were already fully absorbed, as well as the saving on newsprint cost due to lower production volume (down 15.6%), lower newsprint price in EURO (by 9.5%) and favorable PLN-EURO exchange rate in the first half of the year.

In the third quarter of the year the newsprint cost of Gazeta Wyborcza was lower by 21.1% yoy, in the period of Jan.-Sept. the decline was at 21.6%.

In the third quarter of the year we saw appreciation of EURO vis a vis PLN. The average exchange rate in the period increased by 11.3% in comparison with the average rate in the first half of the year and by 6.6% yoy in the third quater. Due to EURO appreciation, Gazeta's newsprint cost in the third quarter of the year went up to PLN 1.7 mln.

Moreover, the staff costs in the third quarter of 2002 fell by 5.4% (in the first three quarters of the year the decline was 4.3% yoy). Employment at the end of September amounted to 3,109 people which is 6.1% lower in comparison with December 2001 and 9.2% down versus September 2001.

Prospects for the remainder of the year and next year

Agora's estimates about the advertising market have been pessimistic since the beginning of the year. Given the deeper than initially estimated slide in the advertising market in the third quarter of the year, the fourth quarter of the year may come lower than our predictions. The Company's Management Board estimates the Group's revenues in 2002 (excluding the impact of AMS consolidation) will decline by around 2-4%, while the Group's revenue (excluding the impact of radio stations, magazines and AMS) will go down by 12-14% (while the advertising revenue will drop by 18-20%).

According to Agora's estimates a 1% strengthening of EURO vis a vis PLN in the fourth quarter versus the third quarter of the year will add up PLN 0.3 mln in newsprint cost.

The Management Board would also like to underline that the consolidation or incorporation of new businesses to the Group will have a negative impact on the company's net profit due to goodwill amortization. The Group's net earnings may also be diluted by the correction of the provisions for the deferred tax (the change of the CIT - the proposed tax rate as of 2003 is set at 27%, instead of earlier planned 24% as of 2003 and 22% as of 2004).

The Group is currently preparing the operating plan for 2003. However, bearing in mind this year's climate and unambiguous feedback from the clients about the advertising budgets plans, no perspectives for the quick economic growth in Poland next year, and lack of signs of growth trends in the US and Europe, Agora estimates the advertising spending in 2003 will remain at the level of this year. Agora forecasts a notch decline of share of daily press in the total advertising market to the benefit of TV. The above estimates do not include the impact of the increase in the CPM rate announced by TVP.

File No.: 82 - 4941

FINANCIAL RESULTS

In consideration of the increase in the number of subsidiary and associated companies in radio and related businesses, and the impact they are beginning to have on the operating and net results of the Agora Group, the Management Board, following the advice of the Company's auditors as well as investors' request, decided to fully consolidate the financial statements of these companies into the consolidated financial statements of the Group (the first consolidated financial statement, which included these companies, was prepared for the second quarter of this year).

Since the impact of the results of the previously not consolidated subsidiary and associated companies on the comparative financial statements is immaterial, the historical consolidated comparable financial statements have not been adjusted for this change and include solely the figures for Agora SA and Agora Poligrafia Sp. z o.o. The cumulative impact of this change in consolidation policy on shareholders' equity has been charged to shareholders' equity at the opening balance sheet as at January 1, 2002.

Goodwill from the subsidiary and associated radio related companies for September 30, 2002, reached a gross amount of PLN 25.1 million and will be depreciated for 10 years.

Current report includes also Agora's share in Art Marketing Syndicate SA's (AMS) equity valued with the equity method and its result from the day of acquisition to September 30, 2002.

In accordance with information included in related announcements about the execution of the June 17, 2002 agreement to purchase AMS shares, between August 27 and September 30, 2002, Agora acquired AMS shares constituting 16.63% of the company's share capital and representing 29.92% of votes at the General Meeting of Shareholders. This equity position did not change until September 30, 2002.

As a consequence, as at September 30, 2002, AMS has been included as Agora's associated company, and the AMS investment has been valuated using the equity method. The Group's result includes, therefore, its share in AMS loss for the period between the day of acquisition and September 30, 2002. The Balance Sheet includes also goodwill resulting from the purchase of the above AMS shares, which amounted to PLN 9.3 million and was calculated as the difference between the purchase price of PLN 10.8 million and fair value of AMS net assets for the day of acquisition (PLN 1.5 million). Goodwill is amortized with straight line method over the period of 20 years commencing on September 1, 2002.

In October 2002, the Group increased its share in AMS to almost 100%, and gained full control of the company. Consequently, effective from the fourth quarter of 2002, the Financial Result and Balance Sheet of AMS will be consolidated with the acquisition method, which

will have a considerable influence on financial results of the Group in the fourth quarter of 2002.

The financial statements of the Group for three quarters of 2002 include consolidated data for the following companies:

	Companies consolidated using the acquisition method	Agora's equity holding		Companies valued with the equity method	Agora's equity holding
1	Agora SA	-	16	Multimedia Plus Srem	47.99%
2	Agora Poligrafia Sp. z o.o.	100.00%	17	Wibor Nowy Sacz	48.99%
3	KKK Fm S.A. Wroclaw	84.18%	18	Jazz Sp. z o.o. Poznan	42.00%
4	Elita Sp. z o.o. Bydgoszcz	99.08%	19	BOR Sp. z o.o. Poznan	46.00%
5	Trefl sp. z o.o. Sopot	99.96%	20	Inforadio Sp. z o.o. Warszawa	41.61%
6	IM 40 Sp. z o.o. Warszawa	72.01%	21	Radio Wanda Krakow	27.00%
7	LRR Sp. z o.o. Warszawa	100.00%	22	Art Marketing Syndicate S.A.	16.63%
8	O'le Sp. z o.o. Opole	100.00%			
9	Karolina Sp. z o.o. Tychy	100.00%			
10	CITY Sp. z o.o. Czestochowa	100.00%			
11	ZUH UZNAM Sp. z o.o. Swinoujscie	100.00%			
12	ROM Sp. z o.o. Warszawa	100.00%			
13	Barys Sp. z o.o. Tychy	89.78%			
14	Agencja Reklamowa Jowisz Jelenia Gora	99.12%			
15	Radio Pomoze Bydgoszcz	100.00%			

The remaining companies in which Agora SA owns shares (incl. City Magazine Sp. z o.o.) are not consolidated as they are immaterial. In accordance with plans announced before, in the fourth quarter of 2002, Agora SA will merge with City Magazine Sp. z o.o. In the third

quarter of 2002, the Group set up provisions for operating loss of City Magazine Sp. z o.o. and CHI Sp. z o.o. in the amount of PLN 148 thousand (the amount of these provisions accrued to PLN 1.9 million since the beginning of the year).

CHANGES IN SIGNIFICANT BALANCES in the financial statements of the Group, as of and for the nine months ended September 30, 2002, resulting from including the financial statements of subsidiary and associated companies in the Group financials are as follows:

in BALANCE SHEET (in PLN million):	Radio related companies	Art Marketing Syndicate (AMS)
Fixed assets	(22.0)	(0.7)
incl. goodwill on consolidation	20.6	9.3
incl. long term investments like. shares and loans	(47.6)	(9.9)
Current assets	8.6	0.0
Total Assets/Liabilities	(13.4)	(0.7)
Equity	(18.2)	(0.7)
Minority interests	1.0	0.0
Liabilities	3.8	0.0

in CASH FLOW STATEMENT		
Cash at the end of period	2.2	0.0

in PROFIT AND LOSS ACCOUNT		
Net revenuei materialow	20.7	0.0
Operating profit	(3.0)	(0.04)
Share in units valued with equity method	(1.0)	(0.62)
Pretax profit	(9.1)	(0.7)

Corporate income tax	(1.3)	(0.0)
Share of minority interests	(0.6)	(0.0)
Net profit (loss)	(11.0)	(0.7)

ABRIDGED FINANCIAL STATEMENTS OF THE AGORA GROUP

PROFIT AND LOSS ACCOUNT of the GROUPin PLN million	III Q2002	III Q2001	% change2002vs. 2001	I-III Q2002	I-III Q 2001	% change 2002 vs. 2001
Net revenue	173.1	167.3	3.4%	555.9	573.8	(3.1%)
Operating cost	(166.8)	150.7	10.7%	(498.3)	(469.1)	6.2%
Operating profit	6.3	16.6	(62.0%)	57.6	104.7	(45.0)
One-off costs	-	(2.0)	-	-	(2.0)	-
Share in associated companies	(0.7)	-	-	(1.6)	-	-
Profit on disposal of investments*	-	0.0	-	0.1	104.0	(99.9%)
Provisions for diminution in value of investments**	(0.8)	(0.3)	-	(2.4)	(12.4)	-
Interest & other fin. income and expense, net***	3.7	16.8	(78.3%)	9.0	14.2	(36.5%)
Dividends received	0.0	0.4	-	0.0	2.8	-
Pretax profit	8.5	31.5	(72.9%)	62.7	211.3	(70.3%)
Corporate income tax	(3.4)	(7.8)	(55.5%)	(11.8)	(29.8)	(60.4%)
Share of minority interests	(0.1)	-	-	(0.5)	-	-
Net profit	5.0	23.7	(78.9%)	50.4	181.5	(72.2%)
EPS - net profit per 1 common share (PLN)	0.09	0.42	(78.9%)	0.89	3.20	(72.2%)

EBIT	6.3	16.7	(62.3%)	58.4	104.5	(44.1%)
EBIT margin (EBIT/Revenue)	3.6%	10.0%	(6.4 pp)	10.5%	18.2%	(7.7 pp)
EBITDA	35.0	39.3	(11.0%)	139.6	170.4	(18.1%)
EBITDA margin (EBITDA/Revenue)	20.2%	23.5%	(3.3 pp)	25.1%	29.7%	(4.6 pp)

* In 2001 a sum of PLN 104 million resulted from a transaction of disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased a net profit by PLN 101.9 million.

** In 2001 provisions were set up for guarantee of bank loan repayment (PLN 9.6 million) and a loans and investments for the associated company Inforadio Sp. z o.o. (PLN 2.8 million).

*** In 2001 the Company incurred a financial expense resulting from long-term currency swaps entered into to hedge its payments in Euro.

Worth underscoring is that since April 2002, financial result of the Group has been influenced by results of 12 magazines. Moreover, as of June 2002, the consolidated statement of the Group includes consolidated data for the subsidiary and associated radio companies. And as of September 2002, the Group's result bears the impact of the financial results of Art Marketing Syndicate SA (AMS).

Operating profits and costs of the Group are described in detail later in this report.

Provisions set up for investments in associated companies amounted to PLN 2.4 million. Provisions for loans and contingent liabilities following granted guarantee for Inforadio Sp z o.o. were increased by the amount of PLN 2.4 million.

Net on financial income and expenses, include mainly interest income and expense, profit/loss on sales of securities and foreign exchange differences.

Income on short-term financial investments (securities, forward transactions, bank deposits) in the period between January and September 2002 amounted to PLN 9.3 million, including PLN 0.1 million of income on revaluation of securities as at September 30, 2002. Average yield on short-term financial investments (PLN denominated securities and bank deposits only) reached around 8.7% p.a.

Deferred income tax

The Group set up a provision for a deferred income tax based on tax rates legally binding on the day this report was drawn up, i.e. 28%, 24%, 22% for 2002, 2003, 2004, respectively. The government, in its preliminary budget for the coming year, proposed a 27% rate of corporate income tax for the year 2003. On October 30, 2002, the Parliament passed the proposed 27% rate of the CIT. When this change begin obligatory, the Group will adjust provision for deferred tax (as at September 30, 2002, the correction would amount to PLN 7.1 million).

BALANCE SHEET of the GROUPin PLN million	30.09.2002	30.09.2001	%change2002 vs. 2001
TOTAL ASSETS	1,201.4	1,148.2	4.6%
Fixed assets	1,001.3	810.3	23.6%
Share in balance sheet total	83.3%	70.6%	12.7pp
Current assets	200.1	337.9	(40.8%)
Share in balance sheet total	16.7%	29.4%	(12.7pp)
TOTAL LIABILITIES	1,201.4	1,148.2	4.6%
Equity	1,063.8	1,025.8	3.7%
Share in balance sheet total	88.5%	89.3%	(0.8pp)
Minority interests	1.0	0.0	-
Share in balance sheet total	0.1%	0.0%	0.1pp
Long term liabilities	29.6	24.3	21.8%
Share in balance sheet total	2.5%	2.1%	0.4pp
Current liabilities	107.0	98.1	9.1%
Share in balance sheet total	8.9%	8.6%	0.3pp

Fixed assets

Following the acquisition of the assets and liabilities of "Proszynski i S-ka - Czasopisma" Sp. z o.o. company, the Group acquired 12 new magazine titles of the gross book value of PLN 82.7 million (the Group will use an amortization period of 5 to 20 years for accounting purposes and 5 years for tax purposes).

Current assets

Reduction in current assets results from a decrease in cash and cash equivalents (i.e. cash position and short-term securities fell by PLN 141.8 million).

Long-term liabilities

Increase in provisions, compared to 30 September, 2001, results from increase in provisions for deferred tax (increase of PLN 8.2 million).

As at September 30, 2002, Agora did not make any drawings out of its PLN 500 million credit line. On October 9, 2002, the first tranche in the amount of PLN 129.5 million was drawn to purchase AMS shares following Agora's public tender offer.

CASH FLOW STATEMENT of the GROUPin PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Net cash from operating activities	45.1	48.7	(7.5%)	139.6	168.6	(17.3%)
Net cash from investment activities	(71.6)	(5.0)	1,313.7%	(199.8)	(24.4)	717.7%
Net cash from financing activities	(0.0)	(1.4)	-	(1.8)	(16.8)	(89.3%)
Total movement of cash and cash equivalents	(26.5)	42.3	-	(62.0)	127.4	-
Cash at the end of period (*)	75.8	174.8	(56.6%)	75.8	174.8	(56.6%)

(*) excl. short term securities

At the end of September 2002, the Group had PLN 75.8 million of cash and PLN 3.6 million of short term securities.

Cash flow from operating activities for the 9 months ended September 30, 2002 includes a one-off expenditure in the amount of PLN 12.6 million which represents repayment of net liabilities taken over together with the business of color magazines. Such a large amount of net liabilities results mostly from overdue liabilities for printing of the magazines.

Net cash outflow from investment activities in the period between January and September 2002 includes: purchase of 12 magazines (PLN 73.5 million – purchase price and fees),

purchase of AMS shares (PLN 10.8 million), deposit for public tender for AMS (PLN 23.7 million), and capital expenditures of PLN 128.1 million, out of which PLN 71.0 million was for the Company's new premises, PLN 9.5 million for purchase of land for the new premises extension, PLN 2.1 million for the Internet project, PLN 7.6 million for IT and telecommunications investments, and PLN 21.9 million for printing facilities.

Net cash from financing activities in 2001 relates mainly to EURO forward purchase contracts.

ADVERTISING REVENUE OF THE GROUP AND ITS MARKET SHARE

Advertising revenue: Agora Group

in PLN million	I-III Q2002	I-III Q2001	%change
Publishing business:	360.4	437.1	(17.6%)
Gazeta Wyborcza (ad sales and inserts)	339.6	431.6	(21.3%)
Magazines (incl. City Magazine) (1)	15.8	3.0	430.8%
Free press	2.1	0.0	-
Other	2.9	2.5	13.0%
Radio businesses:	29.6	25.2	17.7%
Local radio stations (2)	28.5	23.6	20.9%
TOK FM (2)	1.1	1.6	(30.0%)

Outdoor advertising (AMS)	transaction finalized in 3Q'02		
Internet	3.6	1.7	113.2%

for the 12 titles acquired in April 2002 – only the financials of 2-3Q are included; for City Magazine – January to December 2001 and January to September 2002 included.

(2) results of the radio stations are not adjusted to Agora's share in equity.

Total advertising revenue of the Group in the period of Jan.-Sept. 2002 amounted to PLN 393.6 million (excluding AMS, radio revenue not adjusted for Agora's share in equity, 12 magazines from April 2002). Agora's (AMS excluded) share in advertising market reached 10.6%.

OPERATING REVIEW – MAJOR BUSINESSES OF THE AGORA GROUP

I. PRESS SEGMENT

1. PRESS SEGMENT RESULTS (Gazeta Wyborcza and other press)

in PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total revenue	151.8	166.4	(8.8%)	498.5	571.1	(12.7%)
incl. ad revenue	102.7	120.0	(14.3%)	344.6	434.2	(20.6%)
Total operating cost	131.2	142.0	(7.6%)	403.3	443.9	(9.1%)
Raw materials and consumables	36.4	41.5	(12.4%)	112.6	135.3	(16.8%)
incl. newsprint for Gazeta Wyborcza	27.8	35.2	(21.1%)	87.7	111.9	(21.6%)
Staff costs	42.6	45.4	(6.3%)	128.5	136.3	(5.7%)
incl. payroll	36.0	38.1	(5.4%)	106.8	112.2	(4.8%)
D&A	18.7	19.1	(2.5%)	57.0	58.7	(2.9%)

Other costs	33.5	36.0	(6.6%)	105.2	113.6	(7.4%)
Total operating cost (excluding D&A)	112.5	122.9	(8.4%)	346.3	385.2	(10.1%)
Full time employment at the end of the period	2,996	3,301	(9.2%)	2,996	3,301	(9.2%)
EBIT	20.6	24.4	(15.7%)	95.9	127.0	(24.5%)
EBIT margin	13.6%	14.7%	(1.1pp)	19.2%	22.2%	(3.0pp)
EBITDA	39.2	43.6	(9.9%)	152.8	185.7	(17.7%)
EBITDA margin	25.9%	26.2%	(0.3pp)	30.7%	32.5%	(1.9pp)

2. GAZETA WYBORCZA

2.1 REVENUE

Copy sales

The downward trend in the dailies market deepened in the third quarter.

According to the data from the National Circulation Audit Office (ZKDP), in the period of Jan.- Aug. 2002, the number of copies sold of all daily newspapers went down by 6.0% (with paid circulation of national dailies down by 8.5%). Although there is yet no data as for September 2002, the decrease will be even steeper bearing in mind the high number of dailies sold in September 2001 (due to the tragic events in the US as well as Poland's elections). Gazeta Wyborcza's average paid circulation came lower than the market – down by 6.4%.

In the period of Jan.-Sept. 2002, Gazeta's paid circulation reached 423 thousand copies and was 7.1% lower than in that period of 2001. In the third quarter of 2002, average paid circulation was 402 thousand copies (down 12.6%).

Gazeta Wyborcza held its share in copy sales market of all dailies.

With average copy price (excl. VAT) higher by 14.4% yoy, revenue from copy sales of Gazeta in the period of Jan.- Sept. 2002 increased by 6.1% to PLN 132.4 million and accounted for 23.8% of the Group's revenue. In the third quarter of 2002 Gazeta's copy sales reached PLN 40.8 million (4.0% less than in the third quarter 2001).

File No.: 82 – 4941

Advertising sales

Polish advertising market, in the period of Jan. - Sept. 2002, decreased by 11.9% (14.7% in the first quarter, 14.2% in the second, and 5.7% in the third).

Print advertising market recorded a 22.0% decrease in sales in the period of Jan.-Sept. 2002 (26.3% in the first quarter, 22.3% in the second, and 17.0% in the third).

Advertising market of paid dailies was down by 25.0% (with a 31.4% decrease in the first quarter of 2002, 23.5% in the second, and 19.5% in the third), while its share in total print market reached 50.9% (a decline of 2.0pp).

Gazeta's share in paid dailies ad market between January and September 2002, rose by 1.4pp to 48.2% primarily due to the increase of Gazeta's share in local markets (it was higher by 0.2pp in paid national dailies market, 3.3pp in Warsaw paid dailies, and 3.4pp in other local markets). In the third quarter of 2002, Gazeta's share in the advertising revenues from paid dailies was up 1.7pp and reached 45.4% yoy.

Advertising sales in Gazeta Wyborcza in the period of Jan.-Sept. 2002, reached PLN 327.0 million, that is 22.0% less yoy, and accounted for 58.8% of the Group's revenue.

Advertising revenue of Gazeta Wyborczain PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
A. Total revenue from GW ad sales	97.3	115.6	(15.8%)	327.0	419.5	(22.0%)
Gazeta's national advertising	40.4	53.4	(24.3%)	156.7	219.6	(28.7%)
Share in Gazeta's ad revenue	41.5%	46.2%	(4.7pp)	47.9%	52.3%	(4.4pp)
Gazeta's local advertising (excl. Warsaw)	31.4	32.5	(3.2%)	92.4	101.8	(9.2%)
Share in Gazeta's ad revenue	32.3%	28.1%	4.2pp	28.3%	24.3%	4.0pp
Gazeta's Warsaw advertising	25.5	29.7	(14.3%)	77.9	98.1	(20.5%)
Share in Gazeta's ad revenue	26.2%	25.7%	0.5pp	23.8%	23.4%	0.4pp

B. Gazeta's inserts	3.6	3.9	(7.2%)	12.6	12.1	3.4%

Net revenue per advertising page in Gazeta Wyborcza in the period of Jan.-Sept. 2002 held close to that in 2001 and amounted to PLN 5,744 (down 0.4%).

2.2 COST OF NEWSPRINT AND PRINTING

Gazeta's production volume decreased by 15.6% in the three quarters of 2002 yoy (with a total of 13.8 billion pages printed), in the third quarter of 2002 it fell by 19.0%.

The cost of newsprint used for production of Gazeta was PLN 87.7 million. 40.5 thousand tons of newsprint were used, that is 8.0 thousand tons less than last year (a decline of 16.5%). Newsprint cost was 21.6% lower than in the three quarters of 2001 due to lower production volume, lower newsprint prices in EURO (about 9.5%), as well as favorable EURO / PLN exchange rate.

Gazeta's newsprint cost in the third quarter of 2002 was 21.1% lower than in the third quarter of 2001.

External printing cost of Gazeta amounted to PLN 14.0 million (decrease of 8.7%). Agora outsources printing of products that require heat-set technology (High Heels, Color Magazine and cover of the TV Guide). In the three quarters of 2002 a total of 1.6 billion pages were printed externally (11.5% less yoy), which accounted for 11.4% of the total production volume.

In-house printing cost (Bialoleka, Pila, Agora Poligrafia) of Gazeta Wyborcza reached PLN 65.0 million, 85.4% of which was fixed cost.

In-house printing cost of GW in PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total fixed costs	19.3	19.4	(0.5%)	55.5	60.0	(7.4%)
Staff costs	5.2	6.5	(19.7%)	16.3	20.3	(19.6%)
Average employment	603	690	(12.6%)	605	730	(17.0%)
D&A	11.0	9.7	14.1%	29.3	28.6	2.2%
Other operating costs	3.1	3.2	(5.5%)	9.9	11.1	(10.0%)

Variable costs (mainly production materials)	3.2	3.4	(8.0%)	9.5	10.8	(12.3%)
TOTAL fixed and variable costs	22.5	22.8	(1.6%)	65.0	70.8	(8.2%)

Decrease in variable costs resulted from lower production volume.

Decrease in total fixed costs in comparison with 2001 is explained by cost curbing program implemented in 2001 and also a portion of fixed costs was paid up by external clients (the Group's in-house printing plants have been selling their surplus production capacity since July 2001).

Cost of newsprint and printing for Gazeta Wyborcza (in-house and external plants) without D&A amounted to PLN 137.4 million in the period of Jan.-Sept. 2002 and was lower by 18.8% yoy.

3. FREE PRESS

3.1 Metro

The free newspaper Metro is distributed in three cities in Poland: in Warsaw twice a week, and once a week in Wroclaw and Katowice. In September 2002 the average daily circulation of the paper amounted to: 150,000 copies in Warsaw, 40,000 copies in Wroclaw and 100,000 copies in Katowice.

In the three quarters of 2002 the revenue from publishing Metro reached PLN 2.0 million, while operating cost amounted to PLN 2.2 million and EBITDA was minus PLN 0.3 million.

The share of free press in the Warsaw market, defined as the market of paid and free dailies, reached 10.1% between January and September 2002. Metro's share in the Warsaw free dailies market in the third quarter of 2002 amounted to 26.6% (13.2% in 1Q and 21.4% in 2Q).

3.2 OTHER FREE PRESS

Following the Group's growth strategy we have expanded the offer of free press and as of September The Free Gazeta Wyborcza has been distributed daily in five Polish cities (Gdansk and Lodz were joined by Krakow, Poznan and Szczecin). The average daily circulation of the paper in September was: 12,900 copies in Gdansk, 21,100 copies in Lodz, 18,800 copies in Krakow, 20,000 copies in Poznan and 15,800 copies in Szczecin.

As of April 2002 a free Sunday paper Gazeta Wyborcza – A Week in Bydgoszcz is published in 15,000 copies.

II. MAGAZINES

In April 2002 Agora signed the agreement to acquire "Proszynski i S-ka - Czasopisma" Sp. z o.o. company (the Magazines). Incorporation of the Magazines brought PLN 3.0 million of goodwill, which will be amortized over the period of 10 years.

In the third quarter of 2002, crucial changes in the organizational structure were implemented in order to improve management effectiveness and optimize operating costs:

- a position of editor was introduced as a mid-level of segment management and a position of a marketing director was created (specialists experienced in the color press were hired for the new positions);

- a joint graphics studio was created to serve all the magazines;

- the distribution department of the magazines was merged with Gazeta's press distribution department – the new department will take care of all Agora's publications;

- a program to incorporate City Magazine Sp. z o.o. (the publisher of free monthlies City Magazine in seven Polish cities) was prepared.

THE MAGAZINES – 12 titles (excl. City Magazine)

in PLN million	III Q2002	II-III Q2002
Total revenue	13.0	31.5
incl. advertising revenue	5.6	13.3
Operating cost	13.2	27.9
incl. printing services and production materials	5.1	9.7
incl. payroll and other staff costs	3.6	6.2
incl. advertising and representation	0.5	2.1
incl. D&A	1.4	2.4
Profit (loss) on operating activities	(0.2)	3.4

Influence on net profit (loss) of the Group	(0.2)	2.4
Full-time employment at the end of the period	192	192
Average monthly circulation [million copies](total circulation of all titles)	1.4	1.5

The Magazines segment has affected the Group's result since the second quarter of 2002.

Worth underlining is that the above results of the second quarter significantly overstate operating profitability of the Magazines segment. Since "Proszynski i S-ka - Czasopisma" Sp. z o.o. company was incorporated into Agora in the second half of April 2002, Agora's profit and loss account includes almost all revenues from copy sales of the April's magazine issues and almost all revenues of the May's magazine issues, and not all costs incurred to produce those issues (just direct costs of the April and May's issues and a small part of May's other costs).

In the period of Jan.-Sept. 2002 magazine advertising market recorded a 17.4% decline. The share of national magazines in the print market increased by 1.6pp to 29.3%, whereas their share in the total advertising market slid by 0.7pp. Agora's magazines (excl. City Magazine) held their share in the national magazines advertising market at the level of 5.0%.

The magazines have over 5 million readers, which translates into 21% readership among national magazine readers in Poland (source: the PBC General poll - carried out by SMG/KRC A Millward Brown Company, the index of seasonal cycle readership).

City Magazine

On October 23, 2002 the General Meeting of Shareholders adopted a resolution on merging Agora and City Magazine Sp z o.o. and agreed on the presented plan of merger. Agora owns 100% of the shares in the company City Magazine Sp. z o.o., the publisher of free monthly City Magazine distributed in seven Polish cities.

Total circulation amounts to 155 thousand copies per month. In the first half of 2002 advertising revenue reached PLN 2.5 million (down of 16.4%), net loss was PLN 1.2 million, and EBITDA minus PLN 1.2 million.

City Magazine Sp. z o.o. is not consolidated due to announced plans to incorporate it into Agora (does not meet the materiality condition).

III. RADIO

Development of the radio group is the key element in Agora's growth strategy. Therefore, Agora actively expands its local radio group by acquiring new stations (comparing with 2001, Agora's portfolio grew by 9 new local radio stations) as well as increasing its stake in the stations already in the portfolio. Radio companies which have not yet reached profitability are guaranteed with Agora's financing.

In the third quarter of 2002 the radio companies specified herein as consolidated with the Group's results set up provisions which were charged to the Group's operating cost in total amount of PLN 1.2 million.

In sum, including the cost of the Radio division (which supervises the radio stations), radio operations lowered the Group's net result by PLN 8.0 million in the period of Jan.-Sept. 2002.

NOTE: The results of the local radio stations presented below are not adjusted to reflect Agora's share in the equity of the respective radio stations. Agora's share in local radio stations' sales between January and September 2002 reached 75.5%.

Local radio stations

Agora's local radio stations Groupin PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total revenue of the Group	10.3	8.4	22.7%	30.2	25.7	17.6%
incl. ad revenue	9.7	7.5	29.0%	28.5	23.6	20.9%
Net profit	(4.6)	(1.4)	-	(9.4)	(2.6)	-
EBITDA	(3.1)	(0.1)	-	(4.2)	1.2	-
EBITDA margin (EBITDA/Revenue)	(29.7%)	(1.2%)	(28.5pp)	(14.0%)	4.6%	(18.6pp)
Full-time employment at the end of the period	404	271	49.2%	404	271	49.2%
Number of local stations at end of the period (broadcasting)	26 (*)	17		26 (*)	17	

(*) incl. Twoje Radio Walbrzych radio station, which still does not have its license renewed. The company filed a complaint to the Supreme Administration Court and is waiting for its ruling.

In September the National Broadcast Council granted the company Twoje Radio Walbrzych Sp. z o.o. seven-year licenses for Twoje Radio Jelenia Gora and Twoje Radio Zielona Gora .

In the third quarter of 2002 the total number of radio stations included Klaxon radio in Zielona Gora and Klaxon radio in Opole.

Advertising revenue in the local radio stations Group rose by 20.9% to PLN 28.5 million, in the period of Jan.-Sept. 2002 (for a group of 14 stations that have been included in reports since January 2001, advertising sales rose by 4.6%), whereas the total radio advertising market was flat (up 0.3%), and local radio advertising market was down by 9.6%. Agora's local radio stations group increased its share in the total radio market by 1.7pp to 11.5%.

Average full-time employment in all the stations reached 358 people in the period of Jan.-Sept. 2002.

In the superregional radio station, TOK FM, where Agora owns 41.6% of shares, sales fell by 37.4% to PLN 1.2 million in the three quarters of 2002 (incl. ad sales of PLN 1.1 million, down by 30.0%). Net loss amounted to PLN 5.7 million, EBITDA was minus PLN 1.2 million.

IV. INTERNET (with allocations)

in PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total revenue	1.5	0.9	72.5%	4.4	2.4	84.6%
incl. advertising revenue	1.3	0.7	88.6%	3.6	1.7	113.2%
Operating cost	8.9	7,6	16.7%	24.8	21.4	15.9%
incl. advertising	1.6	0.4	271.1%	2.1	3.8	(43.7%)
incl. D&A	3.6	3.5	5.2%	11.0	7.1	56.1%
incl. payroll and other staff costs	2.1	2.2	(4.9%)	6.6	6.5	0.8%

Profit (loss) on operating activities	(7.4)	(6.7)	-	(20.4)	(19.1)	-
Influence on net profit (loss) of the Group	(5.3)	(4.9)	-	(14.7)	(13.7)	-
EBITDA	(3.7)	(3.3)	-	(9.4)	(12.0)	-
Full-time employment at the end of the period	96	105	(8.8%)	96	105	(8.8%)

V. THE GROUP EXCLUDING THE MAGAZINES and the influence of consolidation of the RADIO COMPANIES and AMS:

1. Selected items of the Profit and Loss Account in PLN million

	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Net revenue	153.7	167.3	(8.2%)	503.7	573.8	(12.2%)
Operating profit	9.1	16.6	(45.2%)	59.2	104.7	(43.5%)
Pretax profit	12.0	31.5	(62.1%)	71.1	211.3	(66.4%)
Net profit	8.6	23.7	(63.6%)	61.5	181.5	(66.1%)
EPS – net revenue per share (PLN)	0.15	0.42	(63.6%)	1.08	3.20	(66.1%)
EBIT	9.1	16.7	(45.5%)	59.8	104.5	(42.8%)
EBIT margin (EBIT/Revenue)	5.9%	10.0%	(4.1pp)	11.9%	18.2%	(6.3pp)
EBITDA	34.0	39.3	(13.4%)	134.4	170.4	(21.1%)
EBITDA margin (EBITDA/Revenue)	22.2%	23.5%	(1.3pp)	26.7%	29.7%	(3.0pp)

In 2001, the Group's result was affected by the transaction of the disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased pretax profit by PLN 104 million and net profit by PLN 101.9 million.

In 2001 provisions were set up for guarantee of bank loan repayment (PLN 9.6 million) and for shares and loans for the affiliated company Inforadio Sp. z o.o. (PLN 2.8 million).

In 2001 the cost incurred by the Company on long term EURO purchase forward contract was charged to result on financing operations.

2. Operating cost in PLN million

	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total operating cost	144.5	150.7	(4.1%)	444.6	469.1	(5.2%)
Raw materials and consumables	36.5	41.5	(12.2%)	113.9	135.5	(16.0%)
incl. newsprint GW	27.8	35.2	(21.1%)	87.7	111.9	(21.6%)
Staff costs	45.2	48.3	(6.4%)	137.2	144.8	(5.3%)
incl. payroll	38.3	40.5	(5.4%)	113.9	119.0	(4.3%)
D & A	24.9	22.6	10.3%	74.6	65.9	13.1%
Other operating costs	37.9	38.3	(0.8%)	118.9	122.9	(3.2%)
Total operating cost before D&A	119.6	128.1	(6.6%)	370.0	403.2	(8.2%)
Full-time employment at the end of the period	3,109	3,426	(9.2%)	3,109	3,426	(9.2%)

Raw materials and consumables

Newsprint used for production of Gazeta in the first half of 2002 accounted for 77.1% of this category of cost.

Staff costs

At the end of September 2002, the Group employed 3,109 full-time employees, that is 6.1% less than at the end of December 2001 and 9.2% less than in September 2001. Average full-time employment in the period of Jan.- Sept. 2002 was 10.1% lower yoy.

D&A

The major reasons for the increase in D&A are as follows: depreciation of the new office building started as of March 2002, D&A of major investments in the Internet Project started as of May 2001 (put to use in April 2001), D&A of the new printing press started as of January 2002 (put to use in January 2002).

Other operating costs

Major items in this category of costs include: advertising and representation expenses (PLN 24.1 million), external printing of Gazeta Wyborcza (PLN 14.0 million), rental fees (PLN 6.0 million), telecommunications (PLN 7.8 million), IT services (PLN 8.2 million), legal services (PLN 8.1 million), newspaper transportation (PLN 5.1 million).

This category also comprises set up/released provisions for bad debt. In the three quarters of 2002, due to new procedures of credit control and debt collection introduced in 2001, the cost on the above amounted to PLN 3.6 million (this compares to a cost of PLN 7.7 million incurred in period of Jan.-Sept.2001 due to an increase in that provision). Also, there was an increase in provision for operating loss of City Magazine Sp z o.o. and CHI Sp. z o.o. to the amount of PLN 1.9 million (PLN 148 thousand in the third quarter of this year).

VI. ADDITIONAL INFORMATION:

Acquisition of AMS

On August 27, 2002 as a result of an off-session block transaction at the WSE executed on August 23, 2002 Agora acquired 501,195 shares of AMS of total nominal value of PLN 1,002,390. The shares constituted 11.89% of AMS share capital and 9.99% of total voting rights at the AMS general meeting of shareholders. The acquisition of shares was effected as a result of execution of Phase 1 of the Agreement obligating to the sale of shares (the "Agreement") of the company Art Marketing Syndicate SA ("AMS"), with the following entities: BB Investment Sp. z o.o. with the seat in Poznan, Pawel Rozwadowski and six other natural persons (collectively, the "Sellers")

On August 30, 2002 Agora acquired 200,025 of preferred registered series A of AMS shares not admitted to public trade, of total nominal value of PLN 400,050. The shares constituted 4.74% of AMS share capital and 19.93% of total voting rights at the AMS general meeting of shareholders, and, together with the AMS shares purchased on August 27, 2002 – 16.63% of

AMS share capital and 29.92% of total number of votes at the AMS general meeting of shareholders.

On September 17, 2002 the parties entered into the Annex No. 1 to the Agreement (the "Annex").

The Annex amended significant terms of the Agreement and specified certain additional obligations of BB Investment Sp. z o.o. and the Sellers towards AMS.

The amendments related to the terms of the Agreement regulating the admissible threshold for the change in value of consolidated assets of the AMS Group in the period between execution of the Agreement and September 1, 2002. The threshold was increased by PLN 24,000,000. Simultaneously, BB Investment Sp. z o.o. agreed to pay to AMS PLN 14,000,000 on or before December 16, 2002 and PLN 10,000,000 on or before March 14, 2003 to compensate for the change in value of the consolidated assets. The payment of the above-mentioned amounts are secured by irrevocable bank guarantees, payable on first demand of AMS.

Furthermore, the Annex regulated the issues relating to the settlement of receivables of AMS and its wholly owned subsidiary Adpol Sp. z o.o. with its seat in Warsaw due thereto from BB Investments Sp. z o.o. and the companies from its capital group. According to the Annex, BB Investment Sp. z o.o. agreed to either pay PLN 3,358,757.98, a receivable of AMS and Adpol Sp. z o.o. due thereto from BB Investment and the companies from its capital group, or procure that the respective companies from its group pay the above amount no later than December 16, 2002. The above liabilities are secured by blank promissory notes issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as promissory note guarantors.

BB Investment Sp. z o.o. agreed further to enter into and on the date of execution of the Annex did enter into two assignment of receivables agreements with AMS on the basis of which AMS assigned to BB Investment Sp. z o.o. certain receivables for a total price of PLN 8,128,975.66. The price shall be paid on or before March 14, 2003 and it is secured by BB Investment Sp. z o.o. by irrevocable bank guarantees payable on first demand of AMS.

Moreover, BB Investment Sp. z o.o. agreed to enter into and on the date of execution of the Annex did enter into an advertising services agreement pursuant to which AMS provides the use of certain billboards and citylights for the presentation of advertisements of BB Investment Sp. z o.o. or of entities designated thereby. The fee due to AMS for the services rendered between November 1, 2002 and February 28, 2003 shall amount to PLN 7,871,024.34 net and shall be payable in instalments, provided that the last instalment shall be paid on or before March 14, 2003. The payment of the net amount of the fee shall be secured by BB Investment Sp. z o.o. by irrevocable bank guarantees, payable on first demand.

Payment of the VAT due on the AMS fee has been secured by a blank promissory note issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as the promissory note guarantors.

Due to the adverse change in AMS' financial standing the parties agreed to modify certain terms of the Agreement relating to the announcement and execution of the public tender for AMS shares. The parties resolved that the price offered in the public tender should be PLN 44.00 per share.

Furthermore, the Annex extended Agora's rights to terminate the Agreement and the Annex.

On September 20, 2002 the Management Board of Agora announced the Public Tender to subscribe for the sale of shares of AMS at the price of PLN 44 per share. The subscription commenced on September 27, 2002 and ended on October 7, 2002. On October 14, 2002 after settlement in the National Depository for Securities of the transaction of acquisition of shares which was executed as a result of the Public Tender, Agora acquired 3,481,810 of AMS shares.

Total value of the shares acquired as a result of the announcement of the subscription for shares was PLN 153,199,640. The acquisition of shares was financed partially from Agora's equity, and partially (PLN 129,479,878) from a long-term loan extended by Bank Polska Kasa Opieki SA with the seat in Warsaw, on the basis of an agreement dated April 5, 2002. In consequence, the amount of the loan that remains available to Agora decreased from PLN 500,000,000 to PLN 370,520,122.

Upon acquisition of the shares, Agora holds, together with previously purchased shares, 4,183,030 of AMS shares that constitute 99.2 % of AMS share capital and entitle Agora to exercise 4,983,130 votes, i.e. 99.33 % of total voting rights at the AMS general meeting of shareholders.

On October 15, 2002 the Management Board of Agora announced the Public Tender to subscribe for the sale of the remaining shares of AMS at the price of PLN 44 per share. The announcement aimed at complying by Agora with an obligation pursuant to art. 154 point 1) and art. 86 item 4) of the Public Trade on Securities Act. Agora intends to undertake steps that will lead to withdrawal of AMS shares from public trade.

The subscription for shares commenced on October 22, 2002 and will end on November 20, 2002.

Key events in the third quarter

On July 5, 2002 2,262,483 of Agora's shares were admitted to trade on the main market of the Warsaw Stock Exchange. The shares constituted 9% of all Agora's shares listed on the Warsaw Stock Exchange before July 5, 2002. The newly listed shares were purchased by employees of Agora and its capital group pursuant to the incentive program carried out by Agora together with Agora-Holding Sp. z o.o.

Change in the number of shares and rights to shares held by the members of the Management Board

During the sessions at the Warsaw Stock Exchange on July 12 and July 15, 2002, the Deputy President of the Management Board – Mr. Piotr Niemczycki – sold 8,557 (say: eight thousand five hundred and fifty seven) shares of Agora SA at the average price of PLN 50.74 per share. The sold shares constituted 0.5% of Agora's shares held by Piotr Niemczycki on July 11, 2002. After the transaction, Piotr Niemczycki holds 1,862,725 of Agora's shares.

Shares

	as of 30/09/2002	change	as of 30/06/2002
Wanda Rapaczynski	1,411,423	0	1,411,423
Piotr Niemczycki	1,862,725	(8,557)	1,871,282
Helena Luczywo	1,332,329	0	1,332,329
Zbigniew Bak	18,901	0	18,901

Rights to shares

	as of 30/09/2002	change	as of 30/06/2002
Wanda Rapaczynski	0	0	0
Piotr Niemczycki	0	0	0
Helena Luczywo	0	0	0
Zbigniew Bak	73,683	0	73,683

Change in the number of shares and rights to shares held by the members of the supervisory board

	as of 30/09/2002	change	as of 30/06/2002

Anna Fornalczyk	0	0	0
Brian Cooper	0	0	0
Tomasz Sielicki	33	0	33
Stanislaw Soltysinski*	-	0	-
Louis Zachary	0	0	0

* Stanislaw Soltysinski invests in a blind trust.

Shareholders entitled to exercise more than 5% of total voting rights at the general meeting of shareholders

To the best of the Company's knowledge, as of the day of the financial statements for the third quarter of 2002, the following shareholders are entitled to exercise more than 5% of voting rights at the Company's General Meeting of Shareholders:

	No. of shares	% of share capital	No. of votes	% of voting rights
as of 14/11/2002				
Agora-Holding Sp. z o.o.	15,379,112	27.10%	32,505,512	42.86%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas	4,847,724	8.54%	4,847,724	6.39%
Change				
Agora-Holding Sp. z o.o.	22,636	0.04pp	22,636	0.03pp
Cox Poland Investment, Inc.	0	0.00pp	0	0.00pp
Deutsche Bank Trust Company Americas	(454,789)	(0.80pp)	(454,789)	(0.60pp)
as of 30/06/2002				
Agora-Holding Sp. z o.o.	15,356,476	27.06%	32,482,876	42.83%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company	5,302,513	9.34%	5,302,513	6.99%

Americas				

VII. POST BALANCE SHEET EVENTS:

- During the sessions at the Warsaw Stock Exchange on October 3 and October 4, 2002, the Member of the Management Board – Mrs. Helena Luczywo – sold 5,000 (say: five thousand) of Agora's ordinary bearer shares at the average price of PLN 51,46 per share. The sold shares constituted 0.4% of Agora's shares held by Helena Luczywo on October 2, 2002. After the transaction, Helena Luczywo holds 1,327,329 of Agora's shares.

- On October 1, October 7 and October 15, 2002 Agora granted loans to the associated entity AMS totaling PLN 25 million. The loans are to be repaid by September 30, 2005 at the most. Interest rate is WIBOR enlarged by 1 p.p. The loans are secured by blank promissory notes issued by AMS. The loans granted do not represent routine or typical transactions the terms of which result from operating activities of Agora, due to their total amount.

- On October 15, 2002 Agora entered into the Supplemental Agreement with Deutsche Bank Trust Company Americas (the "Depositary") that amends the Depositary Agreement entered into on March 4, 1999 and regulating the issue by the Depositary of global depositary receipts on the basis of Agora's shares. The amendments to the Depositary Agreement aim at tailoring its terms to the stipulations of § 17 of Agora's statutes adopted by the general meeting of shareholders on June 27, 2002 which set restrictions concerning exercising by certain shareholders more than 20% of total voting rights at the Company's general meeting. Detailed information on the subject can be found in the current report announced on October 16, 2002.

- On October 23, 2002 the General Meeting of Shareholders adopted a resolution relating to the merger of Agora SA with City Magazine Sp. z o.o. The merger will be effected in accordance with art. 492 and art. 515 § 1 in reference to art. 516 § 6 of the Polish Commercial Companies Code, by transfer to Agora of all the assets of City Magazine Sp. z o.o. in which Agora is the single shareholder.

VIII. NOTES TO THE FINANCIAL STATEMENTS:

As at September 30, 2002, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.

AGORA SA

File No.: 82 – 4941

Agora SA

Consolidated balance sheets as at 30 September 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	As at 30 September	
	2002	2001
Assets		
Long-term assets:		
Property, plant and equipment	824,661	741,417
Intangible assets	101,579	11,782
Investments	59,277	57,071
Investments in associates	15,820	-
	1,001,337	810,270
Current assets:		
Cash and cash equivalents	75,795	174,801
Short-term securities	3,607	46,380
Accounts receivable and prepayments	106,476	94,858
Inventories	14,234	21,852
	200,112	337,891
Total assets	1,201,449	1,148,161
Shareholders' equity and liabilities		
Shareholders' equity:		
Share capital	56,758	56,758
Share premium	353,646	353,646
Retained earnings and other reserves	653,412	615,390

AGORA SA

File No.: 82 – 4941

	1,063,816	1,025,794
Minority interests	1,012	-
Long-term liabilities:		
Long-term borrowings	-	2,870
Deferred income taxes	29,605	21,441
	29,605	24,311
Current liabilities:		
Accounts payable and accrued charges	107,016	98,056
Short-term borrowings	-	-
	107,016	98,056
Total liabilities and shareholders' equity	1,201,449	1,148,161

AGORA SA

File No.: 82 – 4941

Agora SA

Consolidated income statements for nine months ended 30 September 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	9 months ended 30 September	
	2002	2001
Sales	555,940	573,868
Operating costs	(498,341)	(469,140)
Operating profit	57,599	104,728
Other non-recurring charges	-	(2,000)
Interest in associates	(1,595)	-
Gain on disposal of long term investment	140	104,026
Provision for losses on investments	(2,395)	(12,398)
Interest and financial items	8,998	14,171
Dividends received	-	2,809
Profit before income taxes	62,747	211,336
Income taxes	(11,835)	(29,860)
Minority interests	(503)	-
Net profit for the period	50,409	181,476
Earnings per share (in PLN)	0.89	3.20

Agora SA

AGORA SA

File No.: 82 – 4941

Consolidated cash flow statements for nine months ended 30 September 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	9 months ended 30 September	
	2002	2001
Operating activities		
Operating profit	57,599	104,728
Depreciation of plant, property and equipment	75,83,	63,065
Amortisation of intangible assets and goodwill	5,332	2,836
Loss on disposal of plant, property and equipment	828	(209)
	139,592	170,420
Movement in operating working capital	9,488	(2,669)
Net cash inflow before financial items and income taxes	149,080	167,751
Interest received net	7,148	15,007
Foreign exchange translation gains / (losses)	924	(474)
Tax paid	(4,996)	(13,659)
Repayment of net liabilities assumed on acquisition of magazines business	(12,622)	-
Net cash from operating activities	139,534	168,625
Investing activities		
Capital expenditure, net	(127,778)	(151,174)
Acquisition of subsidiary and associate undertakings and magazines business	(93,349)	-
Net cash on sale and purchase of long-term investments	(37,535)	11,792

Redemption of and income from short-term securities	57,569	109,875
Net gains on forward foreign exchange and future interest rate contracts	1,298	2,264
Dividends received	-	2,809
Net cash used in investing activities	(199,795)	(24,434)
Financing activities		
Increase / (decrease) in borrowings	-	-
Interest and fees paid	(1,788)	-
Public offering expenditure	-	-
Net cash used for foreign currency loan swap contracts	-	(16,748)
Net cash from financing activities	(1,788)	(16,748)
Change in cash and cash equivalents	**(62,049)**	**127,443**
Movements in cash and cash equivalents		
At start of period	137,844	47,358
Increase/(Decrease)	(62,049)	127,443
At end of period	75,795	174,801

Opening balance of cash as at 1 January 2001 was increased by the opening balance of cash in subsidiary companies that were consolidated for the first time in the financial statements. Consequently balance increased by PLN 4 964 thousand from PLN 132 880 thousand (Group's closing balance as at 31 December 2001) to PLN 137 844 thousand.

File No.: 82 – 4941

Agora SA

Consolidated statement of changes in shareholders' equity for nine months ended 30 September 2002

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Share premium	Retained earnings	Other	Total
As at 31 December 2000	56,758	353,646	432,767	1,147	844,318
Net profit for the period	-	-	176,290	-	176,290
As at 31 December 2001	56,758	353,646	609,057	1,147	1,020,608
Opening balance adjustment from first time consolidation of subsidiaries and associates			(7,201)		(7,201)
Net profit for the period	-	-	50,409	-	50,409
As at 30 September 2002	56,758	353,646	652,265	1,147	1,063,816

As a result of consolidating of a set of subsidiary and associate companies, which were not consolidated as at 31 December 2001, as specified in the management comments, opening balance of equity as at 1 January 2001 was decreased by PLN 7 201 thousands that represents Group's share in equity of the consolidated companies at that date and amortisation of the consolidation goodwill for the period up to 1 January 2002.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on November 4, 2002:

AGORA GROUP: IAS

AGORA ANNOUNCES INTERIM RESULS FOR THE THREE QUARTERS OF 2002

(PRESENTED ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS)

REVENUES PLN 555.9 MLN, OPERATING PROFIT PLN 57.6 MLN, NET PROFIT PLN 50.4 MLN

The consolidated results for the first three quarters of 2002 include Agora SA, Agora Poligrafia sp. z o.o., 19 subsidiaries and associated companies of radio business, as well as Agora's share in the capital of Art Marketing Syndicate SA (AMS) company and its financial loss from the date of acquisition to September 30, 2002 (a period of one month, consolidation by means of equity method).

As of April 2002, the Group's results include also the financials of 12 magazines.

All the below data represent the period of nine months of 2002, unless indicated otherwise.

Market data sources:

Advertising market data referred herein are based on Agora's estimates - they are adjusted for average discount rate and delivered in current prices. The estimates are based on rate card data of AGB Polska, CR Media, Agora Monitoring.

The data on copy sales of daily press is based on National Circulation Audit Office (ZKDP).

HIGHLIGHTS

Agora pursuits its growth strategy: we have entered two new media segments: magazines and outdoor; and we are growing the number of local radio stations.

The advertising market recession continues and there is no sign of trend reversal. All segments are hurt (total market decline of 11.9% yoy) but most affected is the daily press (down 25.0% yoy).

Despite continuing advertising recession Agora's businesses maintained or increased share in their respective market segments.

The total Group's revenue declined by 3.1% yoy, while the print segment revenue went down by 12.7% (Gazeta's advertising revenue down by 22.0% yoy).

Agora maintained sound margins (EBITDA margin of 25.1%) and generated operating cash in the amount of PLN 139.6 mln.

Agora does not envisage the reversal of the advertising market trend this year and assumes the stagnation scenario as for 2003.

Wanda Rapaczynski, the President of the Management Board, said:

„Continued advertising recession, exacerbated by aggressive price war led by public TV, made the third quarter very tough. Agora kept on strategy. Our businesses protected their market share; we built significant positions in two new media segments and delivered respectable financial performance. We are poised to benefit from the turnaround and can only hope it will come soon".

EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

Advertising recession continues. And the third quarter of the year was worse than expected. Despite continuing recession Agora's businesses maintained or even increased the share in their respective market segments and the Group delivered solid operating margins. Furthermore, the Group continued its growth strategy: we entered two new media segments, namely magazines and outdoor.

Advertising market

According to Agora's estimates the total advertising spending decreased by 5.7% yoy in the third quarter of this year. Although the decline in the third quarter was not steeper in comparison with previous quarters (in the first and second quarters of the year the advertising spending shrank 14% yoy), still the decrease in September – which is typically the strongest month of a quarter - exceeded the expectations. The condition of the advertising market reflects the overall economic climate in Poland. In the third quarter of the year the largest loss was visible in such advertising categories which reflect the health of the economy, namely, automotive (down 12.2%), construction (down 28.5%), employment (down 14.3%).

This year the most affected by the recession was the print segment. In the third quarter of the year print market went down by 17.0%, while the daily press market decreased by 19.5%. The

outdoor market declined by 13.2%. The segments which turned back in the third quarter of the year were radio (up 12.6%), and TV (up 3.4%).

The TV segment continues to grow its share in the total advertising market. The trend results from the strategy implemented by the TV stations in particular the public TV which assumes selling audience instead of time as well as intensifying price and discount war among competitors. In the third quarter of the year, especially in September, the discount pressure mounted in the TV segment and the average discount reached around 65%.

Needless to say, TV attracts new advertising categories, such as luxury products and services, and categories which are strongly represented in print media. The effect of cheap TV advertising is boosted by the phenomenon of negotiation houses set up lately; as a result the advertising budgets are shifted in majority to TV, while the media houses are able to negotiate the maximum discount for each client. Such practices are rare in the print segment. It is important to underline that the public TV strategy, which brings a lot of rewards for the public broadcaster, is based on its comparative advantage embedded in the regulatory framework.

Operating review of the Group

Growth strategy

In the period of last nine months the Group entered two new segments of the media market, namely magazines (the acquisition of 12 magazine titles) and outdoor (the acquisition of AMS).

Agora implemented the program of integration of magazines into its structures, on the operating as well as financial level. We are now working on restructuring of AMS group. According to the preliminary assumptions, the restructuring phase will take about six months. Agora also began financing of AMS. The Management Board estimates the loans granted to AMS will amount to PLN 50 mln by the end of the year. As for October 31, 2002 Agora's loans to AMS totaled PLN 25 mln.

The new business division continues to examine existing and look for new investment opportunities.

Sales

Print segment

Gazeta Wyborcza

According to the National Circulation Audit Office (ZKDP), the number of daily newspapers sold in the period of Jan-Aug. decreased by 6%, while copy sales of national dailies declined by 8.5%. Although there is yet no data as for September 2002, the decrease will be even steeper bearing in mind the high number of dailies sold in September 2001 (due to the tragic events in the US as well as Poland's elections).

Average paid circulation of Gazeta Wyborcza in the period of Jan.-Sept. amounted to 423 thousand copies (down by 7.1% yoy), while the revenue from copy sales was up 6.1%.

Gazeta Wyborcza's advertising revenue in the period of Jan.-Sept. this year versus the same period of 2001 fell by 22.0%, while the paid daily newspaper market decreased by 25.0%. Gazeta Wyborcza's share in the paid daily newspaper market amounted to 48.2%, up 1.4pp yoy.

Magazines

The total revenue of 12 magazines in the third quarter of 2002 amounted to PLN 13.0 mln, while the advertising revenue totaled PLN 5.6 mln. The magazine advertising market shrank by 17.4% yoy in the period of Jan.-Sept. Agora's magazines (excluding City Magazine) share in the magazine advertising market amounted to 5.0% (flat yoy).

City Magazine's advertising revenue fell by 16.4% yoy, and amounted to PLN 2.5 million.

Radios

At the end of the third quarter of the year Agora owned 26 local radio stations. The stations maintained their high audience ratings. Our local stations' share in the total radio advertising market increased by 1.7pp in the period of Jan.- Sept. this year. Advertising revenues of our local radio stations jumped by 20.9%, while the total radio advertising market remained flat (up 0.3%) and the local radio market shrank by 9.6%.

Operating costs (excluding magazines, and consolidation of radio businesses and AMS)

Operating costs (excluding D&A) amounted to PLN 119.6 million in the third quarter of this year, which is a 6.6% drop yoy.

In the first nine months of the year operating costs (excluding D&A) amounted to PLN 370.0 mln, which is a 8.2% decline yoy. Such a reduction is attributed to the cost curbing program implemented in the second half of 2001, the effects of which were already fully absorbed, as well as the saving on newsprint cost due to lower production volume (down 15.6%), lower newsprint price in EURO (by 9.5%) and favorable PLN-EURO exchange rate in the first half of the year.

In the third quarter of the year the newsprint cost of Gazeta Wyborcza was lower by 21.1% yoy, in the period of Jan.-Sept. the decline was at 21.6%.

In the third quarter of the year we saw appreciation of EURO vis a vis PLN. The average exchange rate in the period increased by 11.3% in comparison with the average rate in the first half of the year and by 6.6% yoy in the third quater. Due to EURO appreciation, Gazeta's newsprint cost in the third quarter of the year went up to PLN 1.7 mln.

Moreover, the staff costs in the third quarter of 2002 fell by 5.4% (in the first three quarters of the year the decline was 4.3% yoy). Employment at the end of September amounted to 3,109 people which is 6.1% lower in comparison with December 2001 and 9.2% down versus September 2001.

Prospects for the remainder of the year and next year

Agora's estimates about the advertising market have been pessimistic since the beginning of the year. Given the deeper than initially estimated slide in the advertising market in the third quarter of the year, the fourth quarter of the year may come lower than our predictions. The Company's Management Board estimates the Group's revenues in 2002 (excluding the impact of AMS consolidation) will decline by around 2-4%, while the Group's revenue (excluding the impact of radio stations, magazines and AMS) will go down by 12-14% (while the advertising revenue will drop by 18-20%).

According to Agora's estimates a 1% strengthening of EURO vis a vis PLN in the fourth quarter versus the third quarter of the year will add up PLN 0.3 mln in newsprint cost.

The Management Board would also like to underline that the consolidation or incorporation of new businesses to the Group will have a negative impact on the company's net profit due to goodwill amortization. The Group's net earnings may also be diluted by the correction of the provisions for the deferred tax (the change of the CIT - the proposed tax rate as of 2003 is set at 27%, instead of earlier planned 24% as of 2003 and 22% as of 2004).

The Group is currently preparing the operating plan for 2003. However, bearing in mind this year's climate and unambiguous feedback from the clients about the advertising budgets plans, no perspectives for the quick economic growth in Poland next year, and lack of signs of growth trends in the US and Europe, Agora estimates the advertising spending in 2003 will remain at the level of this year. Agora forecasts a notch decline of share of daily press in the total advertising market to the benefit of TV. The above estimates do not include the impact of the increase in the CPM rate announced by TVP.

File No.: 82 - 4941

FINANCIAL RESULTS

In consideration of the increase in the number of subsidiary and associated companies in radio and related businesses, and the impact they are beginning to have on the operating and net results of the Agora Group, the Management Board, following the advice of the Company's auditors as well as investors' request, decided to fully consolidate the financial statements of these companies into the consolidated financial statements of the Group (the first consolidated financial statement, which included these companies, was prepared for the second quarter of this year).

Since the impact of the results of the previously not consolidated subsidiary and associated companies on the comparative financial statements is immaterial, the historical consolidated comparable financial statements have not been adjusted for this change and include solely the figures for Agora SA and Agora Poligrafia Sp. z o.o. The cumulative impact of this change in consolidation policy on shareholders' equity has been charged to shareholders' equity at the opening balance sheet as at January 1, 2002.

Goodwill from the subsidiary and associated radio related companies for September 30, 2002, reached a gross amount of PLN 25.1 million and will be depreciated for 10 years.

Current report includes also Agora's share in Art Marketing Syndicate SA's (AMS) equity valued with the equity method and its result from the day of acquisition to September 30, 2002.

In accordance with information included in related announcements about the execution of the June 17, 2002 agreement to purchase AMS shares, between August 27 and September 30, 2002, Agora acquired AMS shares constituting 16.63% of the company's share capital and representing 29.92% of votes at the General Meeting of Shareholders. This equity position did not change until September 30, 2002.

As a consequence, as at September 30, 2002, AMS has been included as Agora's associated company, and the AMS investment has been valuated using the equity method. The Group's result includes, therefore, its share in AMS loss for the period between the day of acquisition and September 30, 2002. The Balance Sheet includes also goodwill resulting from the purchase of the above AMS shares, which amounted to PLN 9.3 million and was calculated as the difference between the purchase price of PLN 10.8 million and fair value of AMS net assets for the day of acquisition (PLN 1.5 million). Goodwill is amortized with straight line method over the period of 20 years commencing on September 1, 2002.

In October 2002, the Group increased its share in AMS to almost 100%, and gained full control of the company. Consequently, effective from the fourth quarter of 2002, the Financial Result and Balance Sheet of AMS will be consolidated with the acquisition method, which

will have a considerable influence on financial results of the Group in the fourth quarter of 2002.

The financial statements of the Group for three quarters of 2002 include consolidated data for the following companies:

	Companies consolidated using the acquisition method	Agora's equity holding		Companies valued with the equity method	Agora's equity holding
1	Agora SA	-	16	Multimedia Plus Srem	47.99%
2	Agora Poligrafia Sp. z o.o.	100.00%	17	Wibor Nowy Sacz	48.99%
3	KKK Fm S.A. Wroclaw	84.18%	18	Jazz Sp. z o.o. Poznan	42.00%
4	Elita Sp. z o.o. Bydgoszcz	99.08%	19	BOR Sp. z o.o. Poznan	46.00%
5	Trefl sp. z o.o. Sopot	99.96%	20	Inforadio Sp. z o.o. Warszawa	41.61%
6	IM 40 Sp. z o.o. Warszawa	72.01%	21	Radio Wanda Krakow	27.00%
7	LRR Sp. z o.o. Warszawa	100.00%	22	Art Marketing Syndicate S.A.	16.63%
8	O'le Sp. z o.o. Opole	100.00%			
9	Karolina Sp. z o.o. Tychy	100.00%			
10	CITY Sp. z o.o. Czestochowa	100.00%			
11	ZUH UZNAM Sp. z o.o. Swinoujscie	100.00%			
12	ROM Sp. z o.o. Warszawa	100.00%			
13	Barys Sp. z o.o. Tychy	89.78%			
14	Agencja Reklamowa Jowisz Jelenia Gora	99.12%			
15	Radio Pomoze Bydgoszcz	100.00%			

The remaining companies in which Agora SA owns shares (incl. City Magazine Sp. z o.o.) are not consolidated as they are immaterial. In accordance with plans announced before, in the fourth quarter of 2002, Agora SA will merge with City Magazine Sp. z o.o. In the third

quarter of 2002, the Group set up provisions for operating loss of City Magazine Sp. z o.o. and CHI Sp. z o.o. in the amount of PLN 148 thousand (the amount of these provisions accrued to PLN 1.9 million since the beginning of the year).

CHANGES IN SIGNIFICANT BALANCES in the financial statements of the Group, as of and for the nine months ended September 30, 2002, resulting from including the financial statements of subsidiary and associated companies in the Group financials are as follows:

in BALANCE SHEET (in PLN million):	Radio related companies	Art Marketing Syndicate (AMS)
Fixed assets	(22.0)	(0.7)
incl. goodwill on consolidation	20.6	9.3
incl. long term investments like. shares and loans	(47.6)	(9.9)
Current assets	8.6	0.0
Total Assets/Liabilities	(13.4)	(0.7)
Equity	(18.2)	(0.7)
Minority interests	1.0	0.0
Liabilities	3.8	0.0

in CASH FLOW STATEMENT		
Cash at the end of period	2.2	0.0

in PROFIT AND LOSS ACCOUNT		
Net revenuei materialow	20.7	0.0
Operating profit	(3.0)	(0.04)
Share in units valued with equity method	(1.0)	(0.62)
Pretax profit	(9.1)	(0.7)

Corporate income tax	(1.3)	(0.0)
Share of minority interests	(0.6)	(0.0)
Net profit (loss)	(11.0)	(0.7)

ABRIDGED FINANCIAL STATEMENTS OF THE AGORA GROUP

PROFIT AND LOSS ACCOUNT of the GROUPin PLN million	III Q2002	III Q2001	% change2002vs. 2001	I-III Q2002	I-III Q 2001	% change 2002 vs. 2001
Net revenue	173.1	167.3	3.4%	555.9	573.8	(3.1%)
Operating cost	(166.8)	150.7	10.7%	(498.3)	(469.1)	6.2%
Operating profit	6.3	16.6	(62.0%)	57.6	104.7	(45.0)
One-off costs	-	(2.0)	-	-	(2.0)	-
Share in associated companies	(0.7)	-	-	(1.6)	-	-
Profit on disposal of investments*	-	0.0	-	0.1	104.0	(99.9%)
Provisions for diminution in value of investments**	(0.8)	(0.3)	-	(2.4)	(12.4)	-
Interest & other fin. income and expense, net***	3.7	16.8	(78.3%)	9.0	14.2	(36.5%)
Dividends received	0.0	0.4	-	0.0	2.8	-
Pretax profit	8.5	31.5	(72.9%)	62.7	211.3	(70.3%)
Corporate income tax	(3.4)	(7.8)	(55.5%)	(11.8)	(29.8)	(60.4%)
Share of minority interests	(0.1)	-	-	(0.5)	-	-
Net profit	5.0	23.7	(78.9%)	50.4	181.5	(72.2%)
EPS - net profit per 1 common share (PLN)	0.09	0.42	(78.9%)	0.89	3.20	(72.2%)

EBIT	6.3	16.7	(62.3%)	58.4	104.5	(44.1%)
EBIT margin (EBIT/Revenue)	3.6%	10.0%	(6.4 pp)	10.5%	18.2%	(7.7 pp)
EBITDA	35.0	39.3	(11.0%)	139.6	170.4	(18.1%)
EBITDA margin (EBITDA/Revenue)	20.2%	23.5%	(3.3 pp)	25.1%	29.7%	(4.6 pp)

* In 2001 a sum of PLN 104 million resulted from a transaction of disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased a net profit by PLN 101.9 million.

** In 2001 provisions were set up for guarantee of bank loan repayment (PLN 9.6 million) and a loans and investments for the associated company Inforadio Sp. z o.o. (PLN 2.8 million).

*** In 2001 the Company incurred a financial expense resulting from long-term currency swaps entered into to hedge its payments in Euro.

Worth underscoring is that since April 2002, financial result of the Group has been influenced by results of 12 magazines. Moreover, as of June 2002, the consolidated statement of the Group includes consolidated data for the subsidiary and associated radio companies. And as of September 2002, the Group's result bears the impact of the financial results of Art Marketing Syndicate SA (AMS).

Operating profits and costs of the Group are described in detail later in this report.

Provisions set up for investments in associated companies amounted to PLN 2.4 million. Provisions for loans and contingent liabilities following granted guarantee for Inforadio Sp z o.o. were increased by the amount of PLN 2.4 million.

Net on financial income and expenses, include mainly interest income and expense, profit/loss on sales of securities and foreign exchange differences.

Income on short-term financial investments (securities, forward transactions, bank deposits) in the period between January and September 2002 amounted to PLN 9.3 million, including PLN 0.1 million of income on revaluation of securities as at September 30, 2002. Average yield on short-term financial investments (PLN denominated securities and bank deposits only) reached around 8.7% p.a.

Deferred income tax

The Group set up a provision for a deferred income tax based on tax rates legally binding on the day this report was drawn up, i.e. 28%, 24%, 22% for 2002, 2003, 2004, respectively. The government, in its preliminary budget for the coming year, proposed a 27% rate of corporate income tax for the year 2003. On October 30, 2002, the Parliament passed the proposed 27% rate of the CIT. When this change begin obligatory, the Group will adjust provision for deferred tax (as at September 30, 2002, the correction would amount to PLN 7.1 million).

BALANCE SHEET of the GROUPin PLN million	30.09.2002	30.09.2001	%change2002 vs. 2001
TOTAL ASSETS	1,201.4	1,148.2	4.6%
Fixed assets	1,001.3	810.3	23.6%
Share in balance sheet total	83.3%	70.6%	12.7pp
Current assets	200.1	337.9	(40.8%)
Share in balance sheet total	16.7%	29.4%	(12.7pp)
TOTAL LIABILITIES	1,201.4	1,148.2	4.6%
Equity	1,063.8	1,025.8	3.7%
Share in balance sheet total	88.5%	89.3%	(0.8pp)
Minority interests	1.0	0.0	-
Share in balance sheet total	0.1%	0.0%	0.1pp
Long term liabilities	29.6	24.3	21.8%
Share in balance sheet total	2.5%	2.1%	0.4pp
Current liabilities	107.0	98.1	9.1%
Share in balance sheet total	8.9%	8.6%	0.3pp

Fixed assets

Following the acquisition of the assets and liabilities of "Proszynski i S-ka - Czasopisma" Sp. z o.o. company, the Group acquired 12 new magazine titles of the gross book value of PLN 82.7 million (the Group will use an amortization period of 5 to 20 years for accounting purposes and 5 years for tax purposes).

Current assets

Reduction in current assets results from a decrease in cash and cash equivalents (i.e. cash position and short-term securities fell by PLN 141.8 million).

Long-term liabilities

Increase in provisions, compared to 30 September, 2001, results from increase in provisions for deferred tax (increase of PLN 8.2 million).

As at September 30, 2002, Agora did not make any drawings out of its PLN 500 million credit line. On October 9, 2002, the first tranche in the amount of PLN 129.5 million was drawn to purchase AMS shares following Agora's public tender offer.

CASH FLOW STATEMENT of the GROUPin PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Net cash from operating activities	45.1	48.7	(7.5%)	139.6	168.6	(17.3%)
Net cash from investment activities	(71.6)	(5.0)	1,313.7%	(199.8)	(24.4)	717.7%
Net cash from financing activities	(0.0)	(1.4)	-	(1.8)	(16.8)	(89.3%)
Total movement of cash and cash equivalents	(26.5)	42.3	-	(62.0)	127.4	-
Cash at the end of period (*)	75.8	174.8	(56.6%)	75.8	174.8	(56.6%)

(*) excl. short term securities

At the end of September 2002, the Group had PLN 75.8 million of cash and PLN 3.6 million of short term securities.

Cash flow from operating activities for the 9 months ended September 30, 2002 includes a one-off expenditure in the amount of PLN 12.6 million which represents repayment of net liabilities taken over together with the business of color magazines. Such a large amount of net liabilities results mostly from overdue liabilities for printing of the magazines.

Net cash outflow from investment activities in the period between January and September 2002 includes: purchase of 12 magazines (PLN 73.5 million – purchase price and fees),

purchase of AMS shares (PLN 10.8 million), deposit for public tender for AMS (PLN 23.7 million), and capital expenditures of PLN 128.1 million, out of which PLN 71.0 million was for the Company's new premises, PLN 9.5 million for purchase of land for the new premises extension, PLN 2.1 million for the Internet project, PLN 7.6 million for IT and telecommunications investments, and PLN 21.9 million for printing facilities.

Net cash from financing activities in 2001 relates mainly to EURO forward purchase contracts.

ADVERTISING REVENUE OF THE GROUP AND ITS MARKET SHARE

Advertising revenue: Agora Group

in PLN million	I-III Q2002	I-III Q2001	%change
Publishing business:	360.4	437.1	(17.6%)
Gazeta Wyborcza (ad sales and inserts)	339.6	431.6	(21.3%)
Magazines (incl. City Magazine) (1)	15.8	3.0	430.8%
Free press	2.1	0.0	-
Other	2.9	2.5	13.0%
Radio businesses:	29.6	25.2	17.7%
Local radio stations (2)	28.5	23.6	20.9%
TOK FM (2)	1.1	1.6	(30.0%)

Outdoor advertising (AMS)	transaction finalized in 3Q'02		
Internet	3.6	1.7	113.2%

for the 12 titles acquired in April 2002 – only the financials of 2-3Q are included; for City Magazine – January to December 2001 and January to September 2002 included.

(2) results of the radio stations are not adjusted to Agora's share in equity.

Total advertising revenue of the Group in the period of Jan.-Sept. 2002 amounted to PLN 393.6 million (excluding AMS, radio revenue not adjusted for Agora's share in equity, 12 magazines from April 2002). Agora's (AMS excluded) share in advertising market reached 10.6%.

OPERATING REVIEW – MAJOR BUSINESSES OF THE AGORA GROUP

I. PRESS SEGMENT

1. PRESS SEGMENT RESULTS (Gazeta Wyborcza and other press)

in PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total revenue	151.8	166.4	(8.8%)	498.5	571.1	(12.7%)
incl. ad revenue	102.7	120.0	(14.3%)	344.6	434.2	(20.6%)
Total operating cost	131.2	142.0	(7.6%)	403.3	443.9	(9.1%)
Raw materials and consumables	36.4	41.5	(12.4%)	112.6	135.3	(16.8%)
incl. newsprint for Gazeta Wyborcza	27.8	35.2	(21.1%)	87.7	111.9	(21.6%)
Staff costs	42.6	45.4	(6.3%)	128.5	136.3	(5.7%)
incl. payroll	36.0	38.1	(5.4%)	106.8	112.2	(4.8%)
D&A	18.7	19.1	(2.5%)	57.0	58.7	(2.9%)

Other costs	33.5	36.0	(6.6%)	105.2	113.6	(7.4%)
Total operating cost (excluding D&A)	112.5	122.9	(8.4%)	346.3	385.2	(10.1%)
Full time employment at the end of the period	2,996	3,301	(9.2%)	2,996	3,301	(9.2%)
EBIT	20.6	24.4	(15.7%)	95.9	127.0	(24.5%)
EBIT margin	13.6%	14.7%	(1.1pp)	19.2%	22.2%	(3.0pp)
EBITDA	39.2	43.6	(9.9%)	152.8	185.7	(17.7%)
EBITDA margin	25.9%	26.2%	(0.3pp)	30.7%	32.5%	(1.9pp)

2. GAZETA WYBORCZA

2.1 REVENUE

Copy sales

The downward trend in the dailies market deepened in the third quarter.

According to the data from the National Circulation Audit Office (ZKDP), in the period of Jan.- Aug. 2002, the number of copies sold of all daily newspapers went down by 6.0% (with paid circulation of national dailies down by 8.5%). Although there is yet no data as for September 2002, the decrease will be even steeper bearing in mind the high number of dailies sold in September 2001 (due to the tragic events in the US as well as Poland's elections). Gazeta Wyborcza's average paid circulation came lower than the market – down by 6.4%.

In the period of Jan.-Sept. 2002, Gazeta's paid circulation reached 423 thousand copies and was 7.1% lower than in that period of 2001. In the third quarter of 2002, average paid circulation was 402 thousand copies (down 12.6%).

Gazeta Wyborcza held its share in copy sales market of all dailies.

With average copy price (excl. VAT) higher by 14.4% yoy, revenue from copy sales of Gazeta in the period of Jan.- Sept. 2002 increased by 6.1% to PLN 132.4 million and accounted for 23.8% of the Group's revenue. In the third quarter of 2002 Gazeta's copy sales reached PLN 40.8 million (4.0% less than in the third quarter 2001).

Advertising sales

Polish advertising market, in the period of Jan. - Sept. 2002, decreased by 11.9% (14.7% in the first quarter, 14.2% in the second, and 5.7% in the third).

Print advertising market recorded a 22.0% decrease in sales in the period of Jan.-Sept. 2002 (26.3% in the first quarter, 22.3% in the second, and 17.0% in the third).

Advertising market of paid dailies was down by 25.0% (with a 31.4% decrease in the first quarter of 2002, 23.5% in the second, and 19.5% in the third), while its share in total print market reached 50.9% (a decline of 2.0pp).

Gazeta's share in paid dailies ad market between January and September 2002, rose by 1.4pp to 48.2% primarily due to the increase of Gazeta's share in local markets (it was higher by 0.2pp in paid national dailies market, 3.3pp in Warsaw paid dailies, and 3.4pp in other local markets). In the third quarter of 2002, Gazeta's share in the advertising revenues from paid dailies was up 1.7pp and reached 45.4% yoy.

Advertising sales in Gazeta Wyborcza in the period of Jan.-Sept. 2002, reached PLN 327.0 million, that is 22.0% less yoy, and accounted for 58.8% of the Group's revenue.

Advertising revenue of Gazeta Wyborczain PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
A. Total revenue from GW ad sales	97.3	115.6	(15.8%)	327.0	419.5	(22.0%)
Gazeta's national advertising	40.4	53.4	(24.3%)	156.7	219.6	(28.7%)
Share in Gazeta's ad revenue	41.5%	46.2%	(4.7pp)	47.9%	52.3%	(4.4pp)
Gazeta's local advertising (excl. Warsaw)	31.4	32.5	(3.2%)	92.4	101.8	(9.2%)
Share in Gazeta's ad revenue	32.3%	28.1%	4.2pp	28.3%	24.3%	4.0pp
Gazeta's Warsaw advertising	25.5	29.7	(14.3%)	77.9	98.1	(20.5%)
Share in Gazeta's ad revenue	26.2%	25.7%	0.5pp	23.8%	23.4%	0.4pp

B. Gazeta's inserts	3.6	3.9	(7.2%)	12.6	12.1	3.4%

Net revenue per advertising page in Gazeta Wyborcza in the period of Jan.-Sept. 2002 held close to that in 2001 and amounted to PLN 5,744 (down 0.4%).

2.2 COST OF NEWSPRINT AND PRINTING

Gazeta's production volume decreased by 15.6% in the three quarters of 2002 yoy (with a total of 13.8 billion pages printed), in the third quarter of 2002 it fell by 19.0%.

The cost of newsprint used for production of Gazeta was PLN 87.7 million. 40.5 thousand tons of newsprint were used, that is 8.0 thousand tons less than last year (a decline of 16.5%). Newsprint cost was 21.6% lower than in the three quarters of 2001 due to lower production volume, lower newsprint prices in EURO (about 9.5%), as well as favorable EURO / PLN exchange rate.

Gazeta's newsprint cost in the third quarter of 2002 was 21.1% lower than in the third quarter of 2001.

External printing cost of Gazeta amounted to PLN 14.0 million (decrease of 8.7%). Agora outsources printing of products that require heat-set technology (High Heels, Color Magazine and cover of the TV Guide). In the three quarters of 2002 a total of 1.6 billion pages were printed externally (11.5% less yoy), which accounted for 11.4% of the total production volume.

In-house printing cost (Bialoleka, Pila, Agora Poligrafia) of Gazeta Wyborcza reached PLN 65.0 million, 85.4% of which was fixed cost.

In-house printing cost of GW in PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total fixed costs	19.3	19.4	(0.5%)	55.5	60.0	(7.4%)
Staff costs	5.2	6.5	(19.7%)	16.3	20.3	(19.6%)
Average employment	603	690	(12.6%)	605	730	(17.0%)
D&A	11.0	9.7	14.1%	29.3	28.6	2.2%
Other operating costs	3.1	3.2	(5.5%)	9.9	11.1	(10.0%)

Variable costs (mainly production materials)	3.2	3.4	(8.0%)	9.5	10.8	(12.3%)
TOTAL fixed and variable costs	22.5	22.8	(1.6%)	65.0	70.8	(8.2%)

Decrease in variable costs resulted from lower production volume.

Decrease in total fixed costs in comparison with 2001 is explained by cost curbing program implemented in 2001 and also a portion of fixed costs was paid up by external clients (the Group's in-house printing plants have been selling their surplus production capacity since July 2001).

Cost of newsprint and printing for Gazeta Wyborcza (in-house and external plants) without D&A amounted to PLN 137.4 million in the period of Jan.-Sept. 2002 and was lower by 18.8% yoy.

3. FREE PRESS

3.1 Metro

The free newspaper Metro is distributed in three cities in Poland: in Warsaw twice a week, and once a week in Wroclaw and Katowice. In September 2002 the average daily circulation of the paper amounted to: 150,000 copies in Warsaw, 40,000 copies in Wroclaw and 100,000 copies in Katowice.

In the three quarters of 2002 the revenue from publishing Metro reached PLN 2.0 million, while operating cost amounted to PLN 2.2 million and EBITDA was minus PLN 0.3 million.

The share of free press in the Warsaw market, defined as the market of paid and free dailies, reached 10.1% between January and September 2002. Metro's share in the Warsaw free dailies market in the third quarter of 2002 amounted to 26.6% (13.2% in 1Q and 21.4% in 2Q).

3.2 OTHER FREE PRESS

Following the Group's growth strategy we have expanded the offer of free press and as of September The Free Gazeta Wyborcza has been distributed daily in five Polish cities (Gdansk and Lodz were joined by Krakow, Poznan and Szczecin). The average daily circulation of the paper in September was: 12,900 copies in Gdansk, 21,100 copies in Lodz, 18,800 copies in Krakow, 20,000 copies in Poznan and 15,800 copies in Szczecin.

As of April 2002 a free Sunday paper Gazeta Wyborcza – A Week in Bydgoszcz is published in 15,000 copies.

II. MAGAZINES

In April 2002 Agora signed the agreement to acquire "Proszynski i S-ka - Czasopisma" Sp. z o.o. company (the Magazines). Incorporation of the Magazines brought PLN 3.0 million of goodwill, which will be amortized over the period of 10 years.

In the third quarter of 2002, crucial changes in the organizational structure were implemented in order to improve management effectiveness and optimize operating costs:

- a position of editor was introduced as a mid-level of segment management and a position of a marketing director was created (specialists experienced in the color press were hired for the new positions);

- a joint graphics studio was created to serve all the magazines;

- the distribution department of the magazines was merged with Gazeta's press distribution department – the new department will take care of all Agora's publications;

- a program to incorporate City Magazine Sp. z o.o. (the publisher of free monthlies City Magazine in seven Polish cities) was prepared.

THE MAGAZINES – 12 titles (excl. City Magazine)

in PLN million	III Q2002	II-III Q2002
Total revenue	13.0	31.5
incl. advertising revenue	5.6	13.3
Operating cost	13.2	27.9
incl. printing services and production materials	5.1	9.7
incl. payroll and other staff costs	3.6	6.2
incl. advertising and representation	0.5	2.1
incl. D&A	1.4	2.4
Profit (loss) on operating activities	(0.2)	3.4

Influence on net profit (loss) of the Group	(0.2)	2.4
Full-time employment at the end of the period	192	192
Average monthly circulation [million copies](total circulation of all titles)	1.4	1.5

The Magazines segment has affected the Group's result since the second quarter of 2002.

Worth underlining is that the above results of the second quarter significantly overstate operating profitability of the Magazines segment. Since "Proszynski i S-ka - Czasopisma" Sp. z o.o. company was incorporated into Agora in the second half of April 2002, Agora's profit and loss account includes almost all revenues from copy sales of the April's magazine issues and almost all revenues of the May's magazine issues, and not all costs incurred to produce those issues (just direct costs of the April and May's issues and a small part of May's other costs).

In the period of Jan.-Sept. 2002 magazine advertising market recorded a 17.4% decline. The share of national magazines in the print market increased by 1.6pp to 29.3%, whereas their share in the total advertising market slid by 0.7pp. Agora's magazines (excl. City Magazine) held their share in the national magazines advertising market at the level of 5.0%.

The magazines have over 5 million readers, which translates into 21% readership among national magazine readers in Poland (source: the PBC General poll - carried out by SMG/KRC A Millward Brown Company, the index of seasonal cycle readership).

City Magazine

On October 23, 2002 the General Meeting of Shareholders adopted a resolution on merging Agora and City Magazine Sp z o.o. and agreed on the presented plan of merger. Agora owns 100% of the shares in the company City Magazine Sp. z o.o., the publisher of free monthly City Magazine distributed in seven Polish cities.

Total circulation amounts to 155 thousand copies per month. In the first half of 2002 advertising revenue reached PLN 2.5 million (down of 16.4%), net loss was PLN 1.2 million, and EBITDA minus PLN 1.2 million.

City Magazine Sp. z o.o. is not consolidated due to announced plans to incorporate it into Agora (does not meet the materiality condition).

III. RADIO

Development of the radio group is the key element in Agora's growth strategy. Therefore, Agora actively expands its local radio group by acquiring new stations (comparing with 2001, Agora's portfolio grew by 9 new local radio stations) as well as increasing its stake in the stations already in the portfolio. Radio companies which have not yet reached profitability are guaranteed with Agora's financing.

In the third quarter of 2002 the radio companies specified herein as consolidated with the Group's results set up provisions which were charged to the Group's operating cost in total amount of PLN 1.2 million.

In sum, including the cost of the Radio division (which supervises the radio stations), radio operations lowered the Group's net result by PLN 8.0 million in the period of Jan.-Sept. 2002.

NOTE: The results of the local radio stations presented below are not adjusted to reflect Agora's share in the equity of the respective radio stations. Agora's share in local radio stations' sales between January and September 2002 reached 75.5%.

Local radio stations

Agora's local radio stations Groupin PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total revenue of the Group	10.3	8.4	22.7%	30.2	25.7	17.6%
incl. ad revenue	9.7	7.5	29.0%	28.5	23.6	20.9%
Net profit	(4.6)	(1.4)	-	(9.4)	(2.6)	-
EBITDA	(3.1)	(0.1)	-	(4.2)	1.2	-
EBITDA margin (EBITDA/Revenue)	(29.7%)	(1.2%)	(28.5pp)	(14.0%)	4.6%	(18.6pp)
Full-time employment at the end of the period	404	271	49.2%	404	271	49.2%
Number of local stations at end of the period (broadcasting)	26 (*)	17		26 (*)	17	

(*) incl. Twoje Radio Walbrzych radio station, which still does not have its license renewed. The company filed a complaint to the Supreme Administration Court and is waiting for its ruling.

In September the National Broadcast Council granted the company Twoje Radio Walbrzych Sp. z o.o. seven-year licenses for Twoje Radio Jelenia Gora and Twoje Radio Zielona Gora .

In the third quarter of 2002 the total number of radio stations included Klaxon radio in Zielona Gora and Klaxon radio in Opole.

Advertising revenue in the local radio stations Group rose by 20.9% to PLN 28.5 million, in the period of Jan.-Sept. 2002 (for a group of 14 stations that have been included in reports since January 2001, advertising sales rose by 4.6%), whereas the total radio advertising market was flat (up 0.3%), and local radio advertising market was down by 9.6%. Agora's local radio stations group increased its share in the total radio market by 1.7pp to 11.5%.

Average full-time employment in all the stations reached 358 people in the period of Jan.-Sept. 2002.

In the superregional radio station, TOK FM, where Agora owns 41.6% of shares, sales fell by 37.4% to PLN 1.2 million in the three quarters of 2002 (incl. ad sales of PLN 1.1 million, down by 30.0%). Net loss amounted to PLN 5.7 million, EBITDA was minus PLN 1.2 million.

IV. INTERNET (with allocations)

in PLN million	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total revenue	1.5	0.9	72.5%	4.4	2.4	84.6%
incl. advertising revenue	1.3	0.7	88.6%	3.6	1.7	113.2%
Operating cost	8.9	7,6	16.7%	24.8	21.4	15.9%
incl. advertising	1.6	0.4	271.1%	2.1	3.8	(43.7%)
incl. D&A	3.6	3.5	5.2%	11.0	7.1	56.1%
incl. payroll and other staff costs	2.1	2.2	(4.9%)	6.6	6.5	0.8%

Profit (loss) on operating activities	(7.4)	(6.7)	-	(20.4)	(19.1)	-
Influence on net profit (loss) of the Group	(5.3)	(4.9)	-	(14.7)	(13.7)	-
EBITDA	(3.7)	(3.3)	-	(9.4)	(12.0)	-
Full-time employment at the end of the period	96	105	(8.8%)	96	105	(8.8%)

V. THE GROUP EXCLUDING THE MAGAZINES and the influence of consolidation of the RADIO COMPANIES and AMS:

1. Selected items of the Profit and Loss Account in PLN million

	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Net revenue	153.7	167.3	(8.2%)	503.7	573.8	(12.2%)
Operating profit	9.1	16.6	(45.2%)	59.2	104.7	(43.5%)
Pretax profit	12.0	31.5	(62.1%)	71.1	211.3	(66.4%)
Net profit	8.6	23.7	(63.6%)	61.5	181.5	(66.1%)
EPS – net revenue per share (PLN)	0.15	0.42	(63.6%)	1.08	3.20	(66.1%)
EBIT	9.1	16.7	(45.5%)	59.8	104.5	(42.8%)
EBIT margin (EBIT/Revenue)	5.9%	10.0%	(4.1pp)	11.9%	18.2%	(6.3pp)
EBITDA	34.0	39.3	(13.4%)	134.4	170.4	(21.1%)
EBITDA margin (EBITDA/Revenue)	22.2%	23.5%	(1.3pp)	26.7%	29.7%	(3.0pp)

In 2001, the Group's result was affected by the transaction of the disposal of 12.12% shares of Telewizyjna Korporacja Partycypacyjna S.A. (TKP). The transaction increased pretax profit by PLN 104 million and net profit by PLN 101.9 million.

In 2001 provisions were set up for guarantee of bank loan repayment (PLN 9.6 million) and for shares and loans for the affiliated company Inforadio Sp. z o.o. (PLN 2.8 million).

In 2001 the cost incurred by the Company on long term EURO purchase forward contract was charged to result on financing operations.

2. Operating cost in PLN million

	III Q2002	III Q2001	% change2002 vs. 2001	I-III Q2002	I-III Q 2001	% change2002 vs. 2001
Total operating cost	144.5	150.7	(4.1%)	444.6	469.1	(5.2%)
Raw materials and consumables	36.5	41.5	(12.2%)	113.9	135.5	(16.0%)
incl. newsprint GW	27.8	35.2	(21.1%)	87.7	111.9	(21.6%)
Staff costs	45.2	48.3	(6.4%)	137.2	144.8	(5.3%)
incl. payroll	38.3	40.5	(5.4%)	113.9	119.0	(4.3%)
D & A	24.9	22.6	10.3%	74.6	65.9	13.1%
Other operating costs	37.9	38.3	(0.8%)	118.9	122.9	(3.2%)
Total operating cost before D&A	119.6	128.1	(6.6%)	370.0	403.2	(8.2%)
Full-time employment at the end of the period	3,109	3,426	(9.2%)	3,109	3,426	(9.2%)

Raw materials and consumables

Newsprint used for production of Gazeta in the first half of 2002 accounted for 77.1% of this category of cost.

Staff costs

At the end of September 2002, the Group employed 3,109 full-time employees, that is 6.1% less than at the end of December 2001 and 9.2% less than in September 2001. Average full-time employment in the period of Jan.- Sept. 2002 was 10.1% lower yoy.

D&A

The major reasons for the increase in D&A are as follows: depreciation of the new office building started as of March 2002, D&A of major investments in the Internet Project started as of May 2001 (put to use in April 2001), D&A of the new printing press started as of January 2002 (put to use in January 2002).

Other operating costs

Major items in this category of costs include: advertising and representation expenses (PLN 24.1 million), external printing of Gazeta Wyborcza (PLN 14.0 million), rental fees (PLN 6.0 million), telecommunications (PLN 7.8 million), IT services (PLN 8.2 million), legal services (PLN 8.1 million), newspaper transportation (PLN 5.1 million).

This category also comprises set up/released provisions for bad debt. In the three quarters of 2002, due to new procedures of credit control and debt collection introduced in 2001, the cost on the above amounted to PLN 3.6 million (this compares to a cost of PLN 7.7 million incurred in period of Jan.-Sept.2001 due to an increase in that provision). Also, there was an increase in provision for operating loss of City Magazine Sp z o.o. and CHI Sp. z o.o. to the amount of PLN 1.9 million (PLN 148 thousand in the third quarter of this year).

VI. ADDITIONAL INFORMATION:

Acquisition of AMS

On August 27, 2002 as a result of an off-session block transaction at the WSE executed on August 23, 2002 Agora acquired 501,195 shares of AMS of total nominal value of PLN 1,002,390. The shares constituted 11.89% of AMS share capital and 9.99% of total voting rights at the AMS general meeting of shareholders. The acquisition of shares was effected as a result of execution of Phase 1 of the Agreement obligating to the sale of shares (the "Agreement") of the company Art Marketing Syndicate SA ("AMS"), with the following entities: BB Investment Sp. z o.o. with the seat in Poznan, Pawel Rozwadowski and six other natural persons (collectively, the "Sellers")

On August 30, 2002 Agora acquired 200,025 of preferred registered series A of AMS shares not admitted to public trade, of total nominal value of PLN 400,050. The shares constituted 4.74% of AMS share capital and 19.93% of total voting rights at the AMS general meeting of shareholders, and, together with the AMS shares purchased on August 27, 2002 – 16.63% of

AMS share capital and 29.92% of total number of votes at the AMS general meeting of shareholders.

On September 17, 2002 the parties entered into the Annex No. 1 to the Agreement (the "Annex").

The Annex amended significant terms of the Agreement and specified certain additional obligations of BB Investment Sp. z o.o. and the Sellers towards AMS.

The amendments related to the terms of the Agreement regulating the admissible threshold for the change in value of consolidated assets of the AMS Group in the period between execution of the Agreement and September 1, 2002. The threshold was increased by PLN 24,000,000. Simultaneously, BB Investment Sp. z o.o. agreed to pay to AMS PLN 14,000,000 on or before December 16, 2002 and PLN 10,000,000 on or before March 14, 2003 to compensate for the change in value of the consolidated assets. The payment of the above-mentioned amounts are secured by irrevocable bank guarantees, payable on first demand of AMS.

Furthermore, the Annex regulated the issues relating to the settlement of receivables of AMS and its wholly owned subsidiary Adpol Sp. z o.o. with its seat in Warsaw due thereto from BB Investments Sp. z o.o. and the companies from its capital group. According to the Annex, BB Investment Sp. z o.o. agreed to either pay PLN 3,358,757.98, a receivable of AMS and Adpol Sp. z o.o. due thereto from BB Investment and the companies from its capital group, or procure that the respective companies from its group pay the above amount no later than December 16, 2002. The above liabilities are secured by blank promissory notes issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as promissory note guarantors.

BB Investment Sp. z o.o. agreed further to enter into and on the date of execution of the Annex did enter into two assignment of receivables agreements with AMS on the basis of which AMS assigned to BB Investment Sp. z o.o. certain receivables for a total price of PLN 8,128,975.66. The price shall be paid on or before March 14, 2003 and it is secured by BB Investment Sp. z o.o. by irrevocable bank guarantees payable on first demand of AMS.

Moreover, BB Investment Sp. z o.o. agreed to enter into and on the date of execution of the Annex did enter into an advertising services agreement pursuant to which AMS provides the use of certain billboards and citylights for the presentation of advertisements of BB Investment Sp. z o.o. or of entities designated thereby. The fee due to AMS for the services rendered between November 1, 2002 and February 28, 2003 shall amount to PLN 7,871,024.34 net and shall be payable in instalments, provided that the last instalment shall be paid on or before March 14, 2003. The payment of the net amount of the fee shall be secured by BB Investment Sp. z o.o. by irrevocable bank guarantees, payable on first demand.

Payment of the VAT due on the AMS fee has been secured by a blank promissory note issued by BB Investment Sp. z o.o. and guaranteed by the Sellers as the promissory note guarantors.

Due to the adverse change in AMS' financial standing the parties agreed to modify certain terms of the Agreement relating to the announcement and execution of the public tender for AMS shares. The parties resolved that the price offered in the public tender should be PLN 44.00 per share.

Furthermore, the Annex extended Agora's rights to terminate the Agreement and the Annex.

On September 20, 2002 the Management Board of Agora announced the Public Tender to subscribe for the sale of shares of AMS at the price of PLN 44 per share. The subscription commenced on September 27, 2002 and ended on October 7, 2002. On October 14, 2002 after settlement in the National Depository for Securities of the transaction of acquisition of shares which was executed as a result of the Public Tender, Agora acquired 3,481,810 of AMS shares.

Total value of the shares acquired as a result of the announcement of the subscription for shares was PLN 153,199,640. The acquisition of shares was financed partially from Agora's equity, and partially (PLN 129,479,878) from a long-term loan extended by Bank Polska Kasa Opieki SA with the seat in Warsaw, on the basis of an agreement dated April 5, 2002. In consequence, the amount of the loan that remains available to Agora decreased from PLN 500,000,000 to PLN 370,520,122.

Upon acquisition of the shares, Agora holds, together with previously purchased shares, 4,183,030 of AMS shares that constitute 99.2 % of AMS share capital and entitle Agora to exercise 4,983,130 votes, i.e. 99.33 % of total voting rights at the AMS general meeting of shareholders.

On October 15, 2002 the Management Board of Agora announced the Public Tender to subscribe for the sale of the remaining shares of AMS at the price of PLN 44 per share. The announcement aimed at complying by Agora with an obligation pursuant to art. 154 point 1) and art. 86 item 4) of the Public Trade on Securities Act. Agora intends to undertake steps that will lead to withdrawal of AMS shares from public trade.

The subscription for shares commenced on October 22, 2002 and will end on November 20, 2002.

Key events in the third quarter

AGORA SA

File No.: 82 – 4941

On July 5, 2002 2,262,483 of Agora's shares were admitted to trade on the main market of the Warsaw Stock Exchange. The shares constituted 9% of all Agora's shares listed on the Warsaw Stock Exchange before July 5, 2002. The newly listed shares were purchased by employees of Agora and its capital group pursuant to the incentive program carried out by Agora together with Agora-Holding Sp. z o.o.

Change in the number of shares and rights to shares held by the members of the Management Board

During the sessions at the Warsaw Stock Exchange on July 12 and July 15, 2002, the Deputy President of the Management Board – Mr. Piotr Niemczycki – sold 8,557 (say: eight thousand five hundred and fifty seven) shares of Agora SA at the average price of PLN 50.74 per share. The sold shares constituted 0.5% of Agora's shares held by Piotr Niemczycki on July 11, 2002. After the transaction, Piotr Niemczycki holds 1,862,725 of Agora's shares.

Shares

	as of 30/09/2002	change	as of 30/06/2002
Wanda Rapaczynski	1,411,423	0	1,411,423
Piotr Niemczycki	1,862,725	(8,557)	1,871,282
Helena Luczywo	1,332,329	0	1,332,329
Zbigniew Bak	18,901	0	18,901

Rights to shares

	as of 30/09/2002	change	as of 30/06/2002
Wanda Rapaczynski	0	0	0
Piotr Niemczycki	0	0	0
Helena Luczywo	0	0	0
Zbigniew Bak	73,683	0	73,683

Change in the number of shares and rights to shares held by the members of the supervisory board

	as of 30/09/2002	change	as of 30/06/2002

Anna Fornalczyk	0	0	0
Brian Cooper	0	0	0
Tomasz Sielicki	33	0	33
Stanislaw Soltysinski*	-	0	-
Louis Zachary	0	0	0

* Stanislaw Soltysinski invests in a blind trust.

Shareholders entitled to exercise more than 5% of total voting rights at the general meeting of shareholders

To the best of the Company's knowledge, as of the day of the financial statements for the third quarter of 2002, the following shareholders are entitled to exercise more than 5% of voting rights at the Company's General Meeting of Shareholders:

	No. of shares	% of share capital	No. of votes	% of voting rights
as of 14/11/2002				
Agora-Holding Sp. z o.o.	15,379,112	27.10%	32,505,512	42.86%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company Americas	4,847,724	8.54%	4,847,724	6.39%
Change				
Agora-Holding Sp. z o.o.	22,636	0.04pp	22,636	0.03pp
Cox Poland Investment, Inc.	0	0.00pp	0	0.00pp
Deutsche Bank Trust Company Americas	(454,789)	(0.80pp)	(454,789)	(0.60pp)
as of 30/06/2002				
Agora-Holding Sp. z o.o.	15,356,476	27.06%	32,482,876	42.83%
Cox Poland Investment, Inc.	5,818,450	10.25%	7,774,690	10.25%
Deutsche Bank Trust Company	5,302,513	9.34%	5,302,513	6.99%

Americas				

VII. POST BALANCE SHEET EVENTS:

- During the sessions at the Warsaw Stock Exchange on October 3 and October 4, 2002, the Member of the Management Board – Mrs. Helena Luczywo – sold 5,000 (say: five thousand) of Agora's ordinary bearer shares at the average price of PLN 51,46 per share. The sold shares constituted 0.4% of Agora's shares held by Helena Luczywo on October 2, 2002. After the transaction, Helena Luczywo holds 1,327,329 of Agora's shares.

- On October 1, October 7 and October 15, 2002 Agora granted loans to the associated entity AMS totaling PLN 25 million. The loans are to be repaid by September 30, 2005 at the most. Interest rate is WIBOR enlarged by 1 p.p. The loans are secured by blank promissory notes issued by AMS. The loans granted do not represent routine or typical transactions the terms of which result from operating activities of Agora, due to their total amount.

- On October 15, 2002 Agora entered into the Supplemental Agreement with Deutsche Bank Trust Company Americas (the "Depositary") that amends the Depositary Agreement entered into on March 4, 1999 and regulating the issue by the Depositary of global depositary receipts on the basis of Agora's shares. The amendments to the Depositary Agreement aim at tailoring its terms to the stipulations of § 17 of Agora's statutes adopted by the general meeting of shareholders on June 27, 2002 which set restrictions concerning exercising by certain shareholders more than 20% of total voting rights at the Company's general meeting. Detailed information on the subject can be found in the current report announced on October 16, 2002.

- On October 23, 2002 the General Meeting of Shareholders adopted a resolution relating to the merger of Agora SA with City Magazine Sp. z o.o. The merger will be effected in accordance with art. 492 and art. 515 § 1 in reference to art. 516 § 6 of the Polish Commercial Companies Code, by transfer to Agora of all the assets of City Magazine Sp. z o.o. in which Agora is the single shareholder.

VIII. NOTES TO THE FINANCIAL STATEMENTS:

As at September 30, 2002, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.

AGORA SA

File No.: 82 – 4941

Agora SA

Consolidated balance sheets as at 30 September 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	As at 30 September	
	2002	2001
Assets		
Long-term assets:		
Property, plant and equipment	824,661	741,417
Intangible assets	101,579	11,782
Investments	59,277	57,071
Investments in associates	15,820	-
	1,001,337	810,270
Current assets:		
Cash and cash equivalents	75,795	174,801
Short-term securities	3,607	46,380
Accounts receivable and prepayments	106,476	94,858
Inventories	14,234	21,852
	200,112	337,891
Total assets	1,201,449	1,148,161
Shareholders' equity and liabilities		
Shareholders' equity:		
Share capital	56,758	56,758
Share premium	353,646	353,646
Retained earnings and other reserves	653,412	615,390

	1,063,816	1,025,794
Minority interests	1,012	-
Long-term liabilities:		
Long-term borrowings	-	2,870
Deferred income taxes	29,605	21,441
	29,605	24,311
Current liabilities:		
Accounts payable and accrued charges	107,016	98,056
Short-term borrowings	-	-
	107,016	98,056
Total liabilities and shareholders' equity	1,201,449	1,148,161

AGORA SA

File No.: 82 – 4941

Agora SA

Consolidated income statements for nine months ended 30 September 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	9 months ended 30 September	
	2002	2001
Sales	555,940	573,868
Operating costs	(498,341)	(469,140)
Operating profit	57,599	104,728
Other non-recurring charges	-	(2,000)
Interest in associates	(1,595)	-
Gain on disposal of long term investment	140	104,026
Provision for losses on investments	(2,395)	(12,398)
Interest and financial items	8,998	14,171
Dividends received	-	2,809
Profit before income taxes	62,747	211,336
Income taxes	(11,835)	(29,860)
Minority interests	(503)	-
Net profit for the period	50,409	181,476
Earnings per share (in PLN)	0.89	3.20

Agora SA

AGORA SA

File No.: 82 – 4941

Consolidated cash flow statements for nine months ended 30 September 2002 and 2001

(all amounts in PLN thousands unless otherwise indicated)

	9 months ended 30 September	
	2002	2001
Operating activities		
Operating profit	57,599	104,728
Depreciation of plant, property and equipment	75,83,	63,065
Amortisation of intangible assets and goodwill	5,332	2,836
Loss on disposal of plant, property and equipment	828	(209)
	139,592	170,420
Movement in operating working capital	9,488	(2,669)
Net cash inflow before financial items and income taxes	149,080	167,751
Interest received net	7,148	15,007
Foreign exchange translation gains / (losses)	924	(474)
Tax paid	(4,996)	(13,659)
Repayment of net liabilities assumed on acquisition of magazines business	(12,622)	-
Net cash from operating activities	139,534	168,625
Investing activities		
Capital expenditure, net	(127,778)	(151,174)
Acquisition of subsidiary and associate undertakings and magazines business	(93,349)	-
Net cash on sale and purchase of long-term investments	(37,535)	11,792

Redemption of and income from short-term securities	57,569	109,875
Net gains on forward foreign exchange and future interest rate contracts	1,298	2,264
Dividends received	-	2,809
Net cash used in investing activities	(199,795)	(24,434)
Financing activities		
Increase / (decrease) in borrowings	-	-
Interest and fees paid	(1,788)	-
Public offering expenditure	-	-
Net cash used for foreign currency loan swap contracts	-	(16,748)
Net cash from financing activities	(1,788)	(16,748)
Change in cash and cash equivalents	**(62,049)**	**127,443**
Movements in cash and cash equivalents		
At start of period	137,844	47,358
Increase/(Decrease)	(62,049)	127,443
At end of period	75,795	174,801

Opening balance of cash as at 1 January 2001 was increased by the opening balance of cash in subsidiary companies that were consolidated for the first time in the financial statements. Consequently balance increased by PLN 4 964 thousand from PLN 132 880 thousand (Group's closing balance as at 31 December 2001) to PLN 137 844 thousand.

AGORA SA

File No.: 82 – 4941

Agora SA

Consolidated statement of changes in shareholders' equity for nine months ended 30 September 2002

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Share premium	Retained earnings	Other	Total
As at 31 December 2000	56,758	353,646	432,767	1,147	844,318
Net profit for the period	-	-	176,290	-	176,290
As at 31 December 2001	56,758	353,646	609,057	1,147	1,020,608
Opening balance adjustment from first time consolidation of subsidiaries and associates			(7,201)		(7,201)
Net profit for the period	-	-	50,409	-	50,409
As at 30 September 2002	56,758	353,646	652,265	1,147	1,063,816

As a result of consolidating of a set of subsidiary and associate companies, which were not consolidated as at 31 December 2001, as specified in the management comments, opening balance of equity as at 1 January 2001 was decreased by PLN 7 201 thousands that represents Group's share in equity of the consolidated companies at that date and amortisation of the consolidation goodwill for the period up to 1 January 2002.

AGORA SA

File No.: 82 – 4941

The Company's Announcement released on November 18, 2002:

The Management Board of Agora SA with its registered seat in Warsaw ("the Company") hereby informs about acquiring shares that constitute 4.96% of the share capital of the company named "Radio Mazowsze" Sp. z o.o. with the seat in Lomianki near Warsaw, a broadcaster of a local radio program "Radio Mazowsze" ("Radio Mazowsze"). The purchase price for the shares totaled PLN 893.3 thousand. As a result of acquisition of the above mentioned shares, Agora holds 23.95% of "Radio Mazowsze" share capital, which entitles the Company to exercise 23.95% of votes at the shareholders meeting in Radio Mazowsze.

Additional information:

1) The investment was financed from the issuer's equity.
2) The investment in "Radio Mazowsze" is of a long-term nature.
3) Total nominal value of the acquired shares is PLN 13,320.90.
4) The acquisition of shares took place on November 14, 2002, on the basis of the Agreement of sale of shares entered into by Agora SA and vendor of the shares - Lomianki Province.
5) The book value of the acquired shares amounts to PLN 898.7 thousand.
6) The above transaction is not a transaction with an associated entity.

The Company's Announcement released on November 21, 2002:

The Management Board of Agora S.A., with its seat in Warsaw („Agora"), informs that by November 20, 2002, i.e., until the completion of the subscription for shares in AMS S.A. with its seat in Poznan („AMS") as part of the public tender offer to subscribe for all shares in AMS (the "Tender"), announced by Agora on October 15, 2002, investors subscribed for a total of 12,106 shares in AMS.

In accordance with the terms of the Tender, Agora will be obliged to acquire all shares subject to subscription.

The stock exchange transaction, as a result of which Agora will acquire the shares subject to subscription, is planned to take place on November 25, 2002.

Upon acquisition of the shares which were subscribed for under the Tender, Agora will hold, together with the AMS shares it has acquired thus far, 4,195,136 shares in AMS, representing 99.48% of the share capital of AMS and authorizing their holder to exercise 99.57% of the total number of votes at the General Assembly of AMS.

The Tender was announced in accordance with the stipulations of: (i) Art. 154 point 1 (due to acquiring by Agora the amount of shares which, together with formerly acquired shares, entitle the Company to exercise more than 50% of total voting rights at the shareholders meeting in AMS) (ii) Art. 86 item 4 of the Public Trade on Securities Act (in connection with the intention to withdraw AMS shares from the public trade).

The Company's Announcement released on November 21, 2002:

The Management Board of Agora SA (the "Company") hereby informs about entering on November 20, 2002 into a loan agreement in the amount of PLN 20,000,000 with an associated entity, Art Marketing Syndicate SA ("AMS").
The loan shall become binding within three days from the date of the agreement. The principal repayment date shall be November 30, 2005. Interest for the lapsed year shall be paid by the end of January of the following year, excluding the year 2005, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by a blank promissory note.

Agora SA may terminate the loan agreement in case of any material, invariable deterioration of the financial or operating standing of AMS, as well as in case of infringement of principal provisions of the loan agreement.

On November 20, 2002 Agora SA held 4,182,030 of AMS's shares which entitled the Company to exercise 4,983,130 of votes, i.e. 99,33% of the overall number of voting rights at AMS General Meeting of Shareholders.

The Company's Announcement released on November 28, 2002:

The Management Board of Agora SA with its registered seat in Warsaw („Agora" or „the Company") hereby informs that on November 27, 2002 after settlement in National Depository for Securities, Poland, of the transaction of acquisition of shares which was concluded on November 25, 2002, Agora acquired 12,106 shares („the Shares") in Art Marketing Syndicate S.A. with its seat in Poznan. ("the AMS").

The Shares were purchased as a result of execution of the public tender to subscribe for sale of all shares in the AMS that was announced on October 15, 2002 and aimed at complying by the Company with stipulations of Art. 154 p. 1) and Art. 86 item 4 of the Public Trade on Securities Act. The Shares are ordinary bearer shares of the nominal value PLN 2 each. Total nominal value of the Shares is PLN 24,212 which constitutes 0.29% of the AMS share capital.

Price for the Shares totaled PLN 532,664 i.e. PLN 44 per share. Acquisition of the Shares was financed form Agora's equity.

Upon acquisition of the Shares Agora holds, together with the AMS shares acquired previously, 4,195,136 shares in AMS which constitute 99.48% of the AMS share capital and entitle the Company to exercise 99.57% of total voting rights at the AMS General Meeting of Shareholders. Agora's investment in the AMS is of a strategic and long-term nature.

To the knowledge of the Management Board of Agora, persons selling the Shares are not associated neither with Agora nor with members of Agora's management or supervisory bodies. Simultaneously, the Management Board of Agora informs that due to the Personal Data Protection Act, it had no access to data concerning natural persons selling the Shares.

File No.: 82 – 4941

The Company's Announcement released on December 9, 2002:

The Management Board of Agora SA with the seat in Warsaw hereby informs about having been notified that on December 9, 2002 the President of the Board – Mrs. Wanda Rapaczynski – received information regarding the settlement of the share sale order placed on 2nd December 2002 in respect of 19,973 (say: nineteen thousand nine hundred and seventy three) ordinary bearer shares of Agora SA. The transaction was carried out on Warsaw Stock Exchange during the sessions that took place between December 2 – December 5, 2002. The average sales price was PLN 55.29 per share. The sold shares constituted 1.4% of the total number of shares held by Mrs. Wanda Rapaczynski on December 1, 2002.

After the transaction Mrs. Wanda Rapaczynski holds 1,391,450 shares in Agora SA.

The Company's Announcement released on December 10, 2002:

The Management Board of Agora SA (the "Company") hereby informs about entering on December 9, 2002 into a loan agreement in the amount of PLN 10,000,000 with an associated entity, Art Marketing Syndicate SA (the "AMS").
The loan shall become binding by December 17, 2002. The principal repayment date shall be November 30, 2005. Interest for the lapsed year shall be paid by the end of January of the following year, excluding the year 2005, where interest shall be paid at the day of principal repayment. The interest rate shall be yearly WIBOR increased by 1 p.p.

The loan shall be secured by a blank promissory note.

Agora SA may terminate the loan agreement in case of any material, invariable deterioration of the financial or operating standing of the AMS, as well as in case of infringement of principal provisions of the loan agreement.

On November 20, 2002 Agora SA held 4,195,136 of the AMS shares which constitute 99.48% of the share capital and entitle the Company to exercise 99.57% of the overall number of voting rights at the AMS General Meeting of Shareholders.

The Company's Announcement released on December 12, 2002:

The Management Board of Agora SA with its seat in Warsaw hereby informs about having been notified that on December 12, 2002 the President of the Board – Mrs. Wanda Rapaczynski – received information regarding the settlement of the share sale order placed on 2nd December 2002 and the sale of 13,915 (say: thirteen thousand nine hundred and fifteen) ordinary bearer shares of Agora SA. The transaction was carried out on the Warsaw Stock Exchange during the sessions that took place between December 9 – December 11, 2002. The average sales price was PLN 53.04 per share.

As a result of completion of the order placed on December 2, 2002, Mrs. Wanda Rapaczynski sold altogether 33,888 (say: thirty three thousand eight hundred and eighty eight) ordinary bearer shares of Agora SA which constituted 2.4% of the total number of shares held by Mrs. Wanda Rapaczynski on December 1, 2002.

The average sale price in the transaction carried out as a result of the above mentioned order was PLN 54.36 per share.

In the year 2002, Wanda Rapaczynski sold altogether 38,888 shares of Agora SA which constituted 7.3% of the total number of shares that Mrs. Rapaczynski was allowed to sell in compliance with binding agreements limiting the disposal of shares.

After the transaction Mrs. Wanda Rapaczynski holds 1,377,535 shares in Agora SA.

Agora SA provided information on the sale of shares by Mrs. Wanda Rapaczynski in reference to the settlement of the order placed on December 2, 2002 in the current report dated December 10, 2002.